Exhibit 99.1

PROPOSAL OF THE BOARD OF DIRECTORS TO THE ORDINARY AND
EXTRAORDINARY GENERAL MEETING TO BE HELD ON MARCH 31, 2010

Dear Shareholders,

The Board of Directors of BRF — Brasil Foods S.A. hereby submits to the Shareholders the following proposals for discussion and deliberation at an Ordinary and Extraordinary General Meeting, to be held on March 31, 2010:

1. To approve the following allocation of the Net Income for the Fiscal Year 2009:

Net Income for the Fiscal Year	R$	96,161,162.48
Net Income to be allocated	R$	96,161,162.48
Legal Reserve	R$	4,808,058.12
Balance to be allocated to Interest on Shareholders’ Equity	R$	91,353,104.36

Interest on Shareholders’ Equity:
Net Profit	R$	91,353,104.36
Use of the Reserve for Expansion	R$	8,646,895.64
Total Distributed	R$	100,000,000.00

(Attachment 9-1-II, according to CVM Instruction nº 481)

2. To ratify the resolution of the Board of Directors, ad referendum of the General Meeting, approving the payment of R$100,000,000.00 (one hundred million Reais), equivalent to R$0.22998523 per share, with Federal Income Tax of 15%, with the exception of those shareholders that are immune/exempt, for the 434,810,533 shares issued, with a record date of December 28, 2009 and an ex-dividend date of December 29 2009, in the form of interest on shareholders’ equity. Payment shall take place on February 26, 2010, representing 109.5% of the adjusted net income for the fiscal year pursuant to Article 202 of Law 6.404/76 for the purposes of the mandatory dividend.

3. To ratify the election of a member of the Board of Directors at the Meeting of the Board of Directors held on December 17 2009, Roberto Faldini, Brazilian, married, Business Administrator, registered in the individual tax register (CPF) under number 070.206.438-68, bearer of ID number 3.182.138-8 SSP/SP, resident and domiciled in São Paulo-SP. (Attachment 24, items 12.6 to 12.10, according to CVM Instruction nº 480)

4. To elect the members of the Fiscal Council/Audit Committee — Term of Office: Until the O/EGM of 2011. (Attachment 24, items 12.6 to 12.10, according to CVM Instruction nº 480)

Effective Members	Alternate Members
Attílio Guaspari	Agenor Azevedo Santos
Osvaldo Roberto Nieto	Ernesto Rubens Gelbcke
Jorge Kalache Filho	Mauricio da Rocha Neves

Résumés — Effective Members

Attilio Guaspari: An Engineer with a Master’s Degree in Management Sciences. He was Supervisor of the Financial Area and Head of the Audit Department of the National Social and Economic Development Bank - BNDES, as well as Financial-Administrative Director of Embrafilme. Since 1986, he has sat on various boards of directors such as Brasil Ferrovias S.A., FAPES, Indústrias Verolme-Ishibrás and Projeto Jarí. Currently, he is a member of the Fiscal Council of BRF and the Audit Committee of the BNDES. (an independent member and financial specialist).

BRF — BRASIL FOODS S.A.

Osvaldo Roberto Nieto: An Accountant with a PhD. in Business Administration. He was planning director of Accor Brasil, audit manager at PricewaterhouseCoopers and board director at Baker Tilly International. He is currently a member of the Fiscal Council of BRF. (independent member).

Jorge Kalache Filho:  Graduated in Engineering from the Catholic University of Rio de Janeiro - PUC-RJ, with a postgraduate degree in Finance from PUC — RJ and in Economics from the Federal University of Rio de Janeiro - UFRJ  and a Master’s Degree in Business Administration from PUC - RJ. Mr. Kalache Filho was department supervisor at the BNDES and head of industrial, commercial and services operations. Mr. Kalache Filho has extensive experience as a board director. He is currently a member of the Fiscal Council of BRF. (independent member)

5. To approve the compensation of the Company’s Management for the current fiscal year in the aggregate and annual value of up to R$20.5 million, including additional compensation in December 2010, in an amount corresponding to one month’s salary. To ratify the total and aggregate compensation for the members of management of the BRF Companies in the value of up to R$34.1 million.  (Attachment 13, according to CVM Instruction CVM nº 481)

6. To ratify the increase in capital approved by the Board of Directors on August 21, 2009 within the limit of the authorized capital, in connection with the exercise of the option to purchase additional shares (greenshoe) exercised by Banco UBS Pactual S. A., Lead Underwriter, in the amount of 17,250,000  (seventeen million, two hundred and fifty thousand) common, nominative, book-entry shares, with no par value, at the issue price of R$40.00 (forty Reais) per share, resulting in the increase in capital stock, within the limit of the Company’s authorized capital in the amount of R$690,000,000.00 (six hundred and ninety million Reais), representing an increase in the capital stock from R$11,863,417,953.36, (eleven billion, eight hundred and sixty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais and thirty-six centavos), divided in 418,986,623 (four hundred and eighteen million, nine hundred and eighty-six thousand, six hundred and twenty-three) common shares to R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais and thirty-six centavos), represented by 436,236,623 (four hundred and thirty-six million, two hundred and thirty-six thousand, six hundred and twenty-three) common shares, which shall possess characteristics identical to those of the shares already in existence, being entitled to the same rights which are granted to the latter. Consequently, Article 5 (caption sentence) of the Bylaws of the Company now reads as follows: “Section 5 - The Capital Stock subscribed for and paid up is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais  and thirty-six centavos), divided into 436,236,623 (four hundred and thirty-six million, two hundred and thirty-six thousand, six hundred and twenty-three) common shares, all book entry with no par value”. (Attachment 14, according to CVM Instruction CVM nº 481)

7. To approve the Compensation Plan based on Shares and the policies for stock options for the executives of BRF — Brasil Foods S.A. (Attachment 13, according to CVM Instruction CVM nº 481)

8. To approve the Compensation Plan based on Shares and the polilcies for stock options for the executives of Sadia S.A., with shares issued by BRF — Brasil Foods S.A., pursuant to the Association Agreement and Sadia’s Stock Option Plan. (Attachment 13, according to CVM Instruction CVM nº 481)

9. Stock split of Shares and ADRs — To approve the stock split of the Company’s Shares in the proportion of 100% with the issue of 1 (one) new share for each 1 (one) share currently in existence and equating the ADRs ( American Depositary Receipts) to the same proportional base such that 1 (one) share shall correspond to 1 (one ADR). This stock split is designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of the national and international retail markets, with the consequent amendment of Article 5 of the Bylaws, which shall now come into effect with the following text: “Article 5 - The Capital Stock subscribed for and paid up is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais  and thirty-six centavos), divided into 872,473,246 (eight hundred and seventy-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all book entry and with no par value”. (Attachment 14, according to CVM Instruction CVM nº 481)

10. To ratify the choice of the company KPMG Auditores Independentes appointed by this Board of Directors to prepare the Valuation Reports of the accounts of the Companies AVIPAL NORDESTE S.A and HFF PARTICIPAÇÔES S.A., respectively. (Attachment 21, according to CVM Instruction nº 481)

11.  To approve the Valuation Reports to which item 11 above refers, as well as the Protocols and Justifications of Incorporation of the Companies AVIPAL NORDESTE S.A and HFF PARTICIPAÇÕES S.A by BRF — Brasil Foods S.A.;

12. To approve the incorporation of the Companies AVIPAL NORDESTE S.A and HFF PARTICIPAÇÕES S.A by BRF — Brasil Foods S.A with the consequent extinguishment of the incorporated companies.

This is what the Board of Directors proposes and expects to be examined and approved by the shareholders.

The Company’s shareholders interested in accessing the information or clarifying doubts with respect to the aforesaid proposals shall contact the Investor Relations area of the Company by calling +55 11 - 3718-5301/5306/5791/5465 or via e-mail: ações@brasilfoods.com. All documents pertaining to this Meeting are at the disposal of the shareholders at the website: www.brasilfoods.com/ir.

São Paulo (SP), March 12, 2010

NILDEMAR SCCHES	LUIZ FERNANDO FURLAN
Co-Chairman	Co-Chairman

CARLOS ALBERTO CARDOSO MOREIRA	DÉCIO DA SILVA

FRANCISCO FERREIRA ALEXANDRE	JOÃO VINICIUS PRIANTI

LUÍS CARLOS FERNANDES AFONSO	MANOEL CORDEIRO SILVA FILHO

RAMI NAUM GOLDFAJN	ROBERTO FALDINI

WALTER FONTANA FILHO

Allocation of net income

Attachment 9-1-II

		2009
		R$ thousand

1)	Net Income for the fiscal year	96,161
2)	Free Float as at December 31, 2009	435,011
2.1)	Earnings per share	0.22
2.2)	Dividends per share	—
2.3)	Interest on shareholders’ equity per share	0.23
3)	% of distributed net income	104%
4)	Dividends distributed based on net income for previous fiscal years	—
4.1)	Interest on shareholders’ equity distributed from revenue reserves	3,839
5)	Anticipated dividends and interest on shareholders’ equity already declared	—
6)	Dividends or interest on shareholders’ equity based on profits recorded in semi-annual balance sheets or in lesser periods	—

		2009	2008	2007	2006
7)
7.a)	Net Income	96,161	77,438	321,307	117,253
7.b)	Distributed interest on shareholders’ equity	100,000	77,206	100,200	31,500
7.b)	Dividends	—	—	—	3,676
8.a)	Distribution to legal reserve	4,808	3,861	16,280	5,724
9)	Dividends on preferred shares	—	—	—	—
10)

The Company’s bylaws determine the distribution of a minimum dividend of 25% of net income for the fiscal year, adjusted pursuant to Art. 202 of Law 6.404/76 to be attributed to all the Company’s shares.

11)	Retention of mandatory dividends	—	—	—	—
12)	Distribution of the result to contingency reserve	—	—	—	—
13)	Distribution of the result to unrealized profits reserve	—	—	—	—
14)	Distribution of the result to statutory reserves	—	—	—	—
15)	Retention of forecasted profits in the capital budget - reserve (reversal) for expansion reserve	(8,647)	(3,070)	144,007	50,679
16)	Distribution of the result for tax incentive reserve	—	—	—	—

Board of Directors

Attachment 24, items 12.6 to 12.10, according to CVM Instruction nº 480

Roberto Faldini

62 years, accountant, CPF 070206438-68, Member of the Board of Directors, elected at the Board of Directors of 17.12.2009. He took office on 17.12.2009, with a term up to 30.4.2011.

Main professional experiences over the last 5 years
Company: Faldini Investments, and Investment Management Ltda.
Designation: Managing Partner

Functions of the office:
Consulting in Corporate Governance, Succession Planning, Mergers and Acquisitions (M & A) and preparation of family businesses to receive and live with new shareholders and institutional investors, including IPO.

Main activity of business: consulting.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:
• Controlling: diffuse control
• Other: diffuse control

Management positions who are or have in public companies

Books Sicilian S.A.
Board of Directors

Hospital July 9 S.A.
Board of Directors

CPFL - Companhia Paulista and Power and Light S.A.
Board of Directors

INPAR S.A.
Board of Directors

SADIA S.A.
Board of Directors

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Fiscal Council

Attachment 24, items 12.6 to 12.10, according to CVM Instruction nº 480

Attilio Guaspari

63, engineer, CPF 104051522/37, Member of the Audit / Audit Committee, elected at the Annual General Meeting, 29.4.2005. He took office on 29.4.2005, with a mandate until 31.3.2010.

Main professional experiences over the last 5 years

Company: BRF - Brazil Foods S.A.
Position: Member of the Fiscal Council / Audit Committee of the BRF - Brazil Foods SA since April 2005.
Functions of the office: Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of company: Production and Food Processing.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:
• Controlling: diffuse control
• Other: diffuse control

Management positions who are or have in public companies

BNDES - National Bank of Economic and Social Development
Member of the Audit Committee since 2007.

Proman
Member of the Board of Directors, as Chief Executive Officer and as member since 2006.

Brazil Railways S.A.
Member of the Board of Directors of the holding of the railroads Ferronorte, Ferroban and Novoeste from 2003 to 2006. Coordinator of the Audit Committee from 2005 to 2006.

Verolme-Ishibrás S.A.
Member of the Board of Directors, 1994/1995.

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Fiscal Council

Attachment 24, items 12.6 to 12.10, according to CVM Instruction nº 480

Jorge kalache Filho

60, engineer, CPF 178165217/15, Member of the Audit / Audit Committee, elected at the Annual General Meeting, 30.4.2009. He took office on 30.4.2009, with a mandate until 31.3.2010.

Main professional experiences over the last 5 years

Company: BNDES - National Bank of Economic and Social Development
Position: Superintendent of the Industrial Area

Functions of the office:
• manage the Operational Area, responsible for several strategic segments of the Brazilian economy;
• coordination of activities related to promotion, analysis and monitoring of operations in various sectors of industry, commerce and services, supporting programs in business investment, based on discussion of their strategic plans;
• coordinating the implementation of the various products of the Bank;
• coordination of the area of competitiveness of clients;
• coordination of assembly operations of complex financial structure;
• development of units responsible for structuring and maintaining knowledge of the sectors under my responsibility, fundamental source of information on which to base strategic decisions and operational BNDES, to support operations in industry forums, and their study / work journals with wide distribution and passed along to Sectors / Clients and press;
• coordinator of several processes of privatization of enterprises;
• Member of the Audit / Audit Committee BRF-Foods Brazil SA;
• Member of the Board of FAPES - Pension Fund BNDES.

Main activity of company: Bank of Economic and Social Development.
Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:
• Controlling: diffuse control
• Other: diffuse control

Management positions who are or have in public companies

Acesita
Council Member - holder

Rio Polímeros
Council Member - holder

Klabin
Council Member - Alternate

Aracruz
Council Member - Alternate

Dedini Metallurgical
Council Member - holder

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Fiscal Council

Attachment 24, items 12.6 to 12.10, according to CVM Instruction nº 480

Osvaldo Roberto Nieto

59 years, accountant, CPF 703427418-53, Member of the Audit / Audit Committee, elected at the Annual General Meeting, 29.4.2005. He took office on 29.4.2005, with a mandate until 31.3.2010.

Main professional experiences over the last 5 years
1. Company: Baker Tilly Brazil Independent S / S, Baker Tilly Corporate Management Brazil Ltda. Tilly and Bakert Brazil Services Accounting Services Accounting S / S

Position: Partner and President

Functions of the office: Administration of the firm and project leader for audit and consulting.

2. Organization: School of Business Administration of Sao Paulo - EAESP Getulio Vargas Foundation

Position: Professor of Accounting Finance and Control-CFC

Functions of the office: Administration of the firm and project leader for audit and consulting

Main activity of company: auditing, management consulting and tax and outsourcing of support activities.

3. Company: BRF - Brazil Foods S.A.
Position: Member of the Fiscal Council / Audit Committee of the BRF - Brazil Foods SA since April 2009.
Functions of the office: Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of company: Production and Food Processing.

4. Company: JHSF Participacoes S.A.
Position: Member, as an outside consultant, the Audit Committee, Risk Management and Finance, non-statutory body established by the Regulation of New Market, since November 2008.

Functions of the office: Duties of the Committee including decisions involving the processes of internal and external audit, procedures and financial controls as well as those related to risk management, seeking the consistency of economic policies with the strategic guidelines and risk profile of the business .

Main activity of business: real estate, with operations in the markets for real estate development residential and commercial mixed use and large-scale, developing and managing shopping malls, office rentals, and high-end hotels.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

Company: BRF - Brazil Foods S.A.
• Controlling: diffuse control
• Other: diffuse control

Management positions who are or have in public companies
None

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

REMUNERATION OF DIRECTORS

Attachment 13, according to CVM Instruction CVM nº 481

13.1. Remuneration of the Board of Officers, the Audit Committee and Board of Directors

a. Objectives of the policy or practice of pay

The remuneration policy of the Company to its directors, including members of the Board, Directors, and statutory and non statutory members of the Audit Committee, is in line with best market practices and management system and corporate governance in order to attract and retain professionals who hold qualifications, competence and profile in line with the characteristics and needs of the business. The remuneration is established based on market research and strategic alignment of the Organization.

The board office has variable remuneration, linked to targets and performance indicators to be achieved in the year. This method promotes the sharing of strategic planning and results in a consistent, transparent and dedicated to the interests of the organization, the executives and shareholders.

b. Composition of Remuneration:

i.                                         description of the elements of remuneration and the objectives of each one

a)              Board of Directors:

Members of the Board receive fixed remuneration, equally, which is established in accordance with the laws and market practices, and reimbursements of all costs of transportation and stay bound to the exercise of the powers they had been elected to. The President and Co-Chairman receive different values to other members, in view of the function performed by them.

b)             Audit Committee:

The members of the Audit Committee receive fixed remuneration, and reimbursements of all costs of transportation and stay bound to the exercise of the powers they had been elected to. The remuneration is fixed at the shareholder’s general meeting which elected them and cannot be less, for each member, than ten percent of that on the average compensation awarded to executive officers, not counting the benefits and profits.

c)              Management

Statutory Board members receive fixed and variable remuneration. Remuneration policy is in accordance with best market practices and, that, the variable compensation is tied to the achievement of goals pre-established and approved at the beginning of each financial year which are called short-term incentive.

This remuneration policy encourages the pursuit for results by the Board and recognizes the power and resilience of pre-defined targets, causing drivers and attention to indicators that are critical to the strategy and the company’s results, and finally also accords with the interests of shareholders.

BRF — Brasil Foods S.A. has an Executive Development and Compensation Committee that examines the approach of fixed and variable remuneration to be adopted, sending its recommendations and adjustments, to be later submitted for consideration, deliberation and approval of the Board.

d)             Senior Advisory Board

Members of the Advisory Board are former members of the executive board table. They are professionals who promote expert advice to the Company, with direct linkage to the CEO. The remuneration of the members of the Senior Advisory Board is planned and regulated by internal regulatory organization, and is twenty percent of the fixed monthly remuneration they perceived on the condition of active executives in the Company.

e)              Committees

Participants of the permanent advisory committees are members of the Board of Directors and office, and do not receive additional compensation for being participants in these committees.

ii.                                     what is the proportion of each element in the total remuneration

To the Board of Directors, Advisory and Consultant Board, fixed remuneration equals to 100% of total compensation, according to previous quotes.

The Statutory Board fixed remuneration corresponds to about 50% of total compensation, and variable pay represents approximately 50% if the targets are met.

The variation in percentage may experience fluctuations and variations due to direct attachment and bundling to the risks and results planned by the Organization.

iii.                                 method of calculation and adjustment of each component of remuneration

The remuneration of Directors of the Company is periodically compared to market practices, through salary surveys conducted by specialized consulting Companies, evaluating the need to adjust the components of compensation where appropriate.

The remuneration of members of boards of directors, supervisory board and board of officers is defined in the shareholder’s general meeting, taking into account the factors mentioned in the previous paragraph.

iv.                                   reasons for the composition of remuneration

BRF — Brasil Foods S.A. policy, fairly distributes the components of remuneration in order to ensure the application of best market practices and governance system, the expected results through the variable portion, which encourages the pursuit and resilience of pre-defined goals, which leads to sharing the risks and results.

c. key performance indicators that are taken into account in determining each element of remuneration

In determining the amounts of remuneration of Directors of the Company is also considered their performance through the achievement of individual and group goals, such as achieving the pre-established goals of EBITDA and net profit.

d. how the remuneration is structured to reflect the evolution of performance indicators

Fixed remuneration follows the criteria mentioned above. In relation to variable compensation and short-term incentives (annual bonus), they are totally tied to performance indicators of the Company (Global Targets) and individual performance indicators (Individual goals). However, for the program participant be entitled to receive the potential value or part of it (proportionally) the overall results of Net Profit and EBITDA should reach a minimum value established by the Board, failing which no payment of any amount under this heading.

e. how the policy or practice of compensation aligns the interests of the issuer of short, medium and long term

The practice adopted by the company for the various components of remuneration is aligned to the interests of short, medium and long term, in that when defining the components of compensation seeking the alignment between the company and the executive. Fixed remuneration is set according to market practices, as described above, aiming to retain professional interest and to avoid his/her interest by another company that pays them better. The variable remuneration that represents a significant portion of total compensation is tied to performance indicators reached within a year aiming in the same way, pay in accordance with the market but, mainly, the company’s growth once the targets achieved projects the company to a level of growth and profitability expected by shareholders. As for the variable long-term remuneration (e.g. stock options) there is still not a program in place. However, believing it is necessary to further leverage the business, the company is, by recommendation of the Board, sending the Stockholders’ Meeting to be held on March 31, 2010, a proposal contemplating this type of additional pay, document as “Annex 13” CVM Instruction No. 481 of December 17, 2009 to be available in addition to this Reference Form.

f. existence of compensation supported by subsidiaries, or direct or indirect drivers

Not Applicable.

g. existence of any remuneration or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the Company

There is no payment or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the Company.

13. 2 - In relation to compensation recognized in the last 3 fiscal years and planned for the current fiscal year the Board of Directors, Executive office and the Audit Committee:

Exercise: 2009	Board of Directors	Audit Committee	Executive office	Total
number of members	10	3	8	21
Remuneration (in R$)
i – Fix
salary or pro-labor	2,654,590.13	325,381.00	6,294,357.00	9,265,328.13
direct or indirect benefits	NA	NA	2,093,392.00	2,093,392.00
remuneration for participation in committees	NA	NA	NA	NA
others	NA	NA	NA	NA
ii – Variable Remuneration
bonus	NA	NA	NA	NA
participation on results	NA	NA	3,896,945.60	3,896,945.60
remuneration for participation on meetings	NA	NA	NA	NA
commissions	NA	NA	NA	NA
iii – Post-job benefits	NA	NA	NA	NA
iv - Benefits motivated by the cessation of exercise of position	NA	NA	4,484,437.50	4,484,437.50
v – Remuneration based on shares	NA	NA	NA	NA
TOTAL	2,645,590.13	325,381.00	16,769,132.10	19,740,103.23

Exercise: 2010	Board of Directors	Audit Committee	Executive office	Total
number of members	11	3	8	22
Remuneration (in R$)
i – Fix
salary or pro-labor	3,261,597.23	350,763.71	5,453,252.52	9,065,613.47
direct or indirect benefits	NA	NA	1,757,244.10	1,757,244.10
remuneration for participation in committees	NA	NA	NA	NA
others	NA	NA	NA	NA
ii – Variable Remuneration
bonus	NA	NA	NA	NA
participation on results(1)	NA	NA	3,930,808.55	3,930,808.55
remuneration for participation on meetings	NA	NA	NA	NA
commissions	NA	NA	NA	NA
iii – Post-job benefits	NA	NA	NA	NA

iv - Benefits motivated by the cessation of exercise of position	NA	NA	2,619,080.17	2,619,080.17
v – Remuneration based on shares	NA	NA	NA	NA
TOTAL	3,261,597.23	350,763.71	13,760,385.35	17,372,746.29

(1)Estimated value considering the reach of 100% of collective and individual targets defined for the exercise.

13.3. Regarding the variable remuneration of the last 3 social years and planned for the current social year the Board of Directors, the Board office and the Supervisory Board:

Year: 2009	Board of Directors	Audit Committee	Executive office		Total
number of members	10	3	8		21
Regarding bonus
i – Minimum value forecasted on the remuneration plan	NA	NA	NA		NA
ii – Maximum value forecasted on the remuneration plan(1)	NA	NA	NA		NA
iii – Forecasted value on the remuneration plan, if established targets are reached	NA	NA	NA		NA
iv – Effective value recognized on the results of the exercise	NA	NA	NA		NA
Regarding the participation on the results
i – Minimum value forecasted on the remuneration plan	NA	NA	0		0
ii – Maximum value forecasted on the remuneration plan	NA	NA	Obs	(1)	Obs	(1)
iii – Forecasted value on the remuneration plan, if established targets are reached	NA	NA	12.50 salaries		12.50 salaries
iv – Effective value recognized on the results of the exercise	NA	NA	3,896,945.60		3,896,945.60

(1)For results above the target maximum value is calculated proportionally with an accelerator which can vary from 10% to 20%.

Year: 2010	Board of Directors	Audit Committee	Executive office		Total
number of members	11	3	8		22
Regarding bonus
i – Minimum value forecasted on the remuneration plan	NA	NA	NA		NA
ii – Maximum value forecasted on the remuneration plan	NA	NA	NA		NA
iii – Forecasted value on the remuneration plan, if established targets are reached	NA	NA	NA		NA
iv – Effective value recognized on the results of the exercise	NA	NA	NA		NA
Regarding the participation on the results
i – Minimum value forecasted on the remuneration plan	NA	NA	0		0
ii – Maximum value forecasted on the remuneration plan	NA	NA	Obs	(1)	Obs	(1)
iii – Forecasted value on the remuneration plan, if established targets are reached	NA	NA	12.50 salaries		12.50 salaries
iv – Effective value recognized on the results of the exercise	NA	NA	3,930,808.55		3,930,808.55

(1)For results above the target maximum value is calculated proportionally with an accelerator which can vary from 10% to 20%.

13.4. Regarding the compensation plan based on actions of the board and the board office, on the last social year and planned for the current social year:

Not Applicable.

13.5. Report the number of shares or quotas held directly or indirectly, in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controlling subsidiaries or under common control, by members of the administration, office management or the supervisory board, grouped by organ, at the closing date of the last social year.

Shareholder	Ordinary Options	%
Major Shareholders	151,254,788	34.67%
Management:
Board of Directors / Directors	7,151,115	1.64%
Supervisory Board	—	—
Options in Treasury	1,226,090	0.28%
Other Shareholders	276,604,630	63.41%
	436,236.623	100.00%
Options circulating on the market	276,604,630	63.41%

(*)Shareholders that compose the agreement for voting

13.6. In relation to stock-based compensation recognized in the past 3 social years and planned for the current social year, the board of directors and the board office.

Not applicable.

13.7. For the options open from the board and the board office at the end of last social year.

Not applicable.

13.8. For options exercised and shares delivered related to the stock-based compensation of the board and the board office in the past 3 social years.

Not applicable.

13.9. Brief description of the information necessary to understand the data disclosed in items 13.6 to 13.8, such as the explanation of the method of pricing the value of shares and options.

Not applicable.

13.10. For pension plans in force, granted to members of the board of directors and executive officers, provide the following information in tabular form:

	Board of Directors	Executive Officers
b. number of members	N/A	08
c. Plan name	N/A	Perdigão Pension Plan
d. amount of managers that comprises conditions for retirement(1)	N/A	01
e. conditions for early retirement	N/A	- reaching the age of 55 years old - 10 years of credited service (participating on the plan) - termination of employment with the sponsor
f. updated value of accumulated contributions in the pension plan until the end of last fiscal year less the portion relating to	N/A	R$ 4,101,464.31

contributions made directly by administrators(2)
g. cumulative total value of contributions made during the last social year, less the portion relating to contributions made directly by administrators	N/A	R$ 438,491.81
h. if there is the possibility of redemption and what conditions	N/A	There is no provision for redemption, except on the termination of employment

(1)Fulfills the conditions, however, it is necessary to assure the termination of employment.

(2)Total value of contributions from sponsor (since joining the plan) plus the profitability.

13.11. In tabular form, indicate, for the past 3 fiscal years, for the board, the board office and the supervisory board:

Year: 2009	Board of Directors	Supervisory Board	Board Office
b. number of members	10	03	10
c. value of the largest individual remuneration	465,436.81	139,440.30	1,367,333.33
d. value of the smallest individual remuneration	232,744.36	92,970.30	521,169.57
e. average value of individual remuneration	263,804.49	108,460.32	701,531.13

13.12. Describe contractual arrangements, insurance policies or other instruments to structure mechanisms of remuneration or compensation for directors in case of removal from office or retirement, indicating the financial consequences to the issuer.

Not applicable.

13.13. For the past 3 social years, indicate the percentage of total compensation for each organ recognized in the income of the issuer on the members of the board, the board office or supervisory directors who are parties related to the control, direct or indirect, as defined by the accounting rules that address this issue.

Not applicable.

13.14. For the past 3 social years, indicate the values recognized in the income of the issuer as remuneration for members of the board, the board office or the supervisory board, grouped by organ, for any reason other than the function they occupy, such as commissions and advisory services or assistance provided.

Not applicable.

13.15. For the past 3 social years, indicate the values recognized in the income of drivers, direct or indirect, of companies under common control of subsidiaries of the issuer, as remuneration for members of the board, the board office or the supervisory board of the issuer grouped by organ, specifying the basis on which such values were attributed to such individuals.

Not applicable.

13.16. Provide any other information that the issuer deems relevant.

We emphasize that the information contained herein refer solely to the Holding Company not being consolidated information from Sadia S.A. company, a wholly owned subsidiary of BRF — Brasil Foods S.A., by virtue of compliance with legal requirement of the Preservation and Reversibility of Operation Agreement (PROA) concluded on 07.07.2009 with the Council of Economic Defense - CADE.

We note that, in accordance with Article 35 of CVM Instruction 481, the information for the years 2007 and 2008 were omitted from this form of reference.

COMPENSATION PLAN BASED ON HOLDINGS 0- BRF Brasil Foods

Attachment 13, according to CVM Instruction CVM nº 481

1.              Provide copy of the proposed plan

2.              Inform main features of the proposed plan, identifying:

a.               Potential beneficiaries

Will be eligible to receive Option grants under the Plan, only directors, statutory or otherwise, from BRF — Brasil Foods SA and/or its subsidiaries.

b.               Maximum number of options to be granted

The maximum number of options that may be covered subject to grant, in any event at any time shall not exceed in the aggregate, 2% (two percent) of the total number of shares of the society which corresponds to 8,724,732 options.

c.               Maximum number of shares covered by the plan

Whereas, according to the proposed plan, each option entitles the purchase of a share, the maximum number of shares involved in the program will be 8,724,732 in the aggregate.

d.               Terms of purchase

To purchase the Shares, according to the proposed Plan and granting contracts, to be established, the Beneficiary must satisfy the qualifying period (Vesting) according to the one described in the letter “f” below. Respected the grace period and having the interest of the beneficiary by the exercise, he/she must do so through an express written notice.

Not checked any legal impediments, the Board of Directors at a regular meeting of the month immediately following receipt of the Notice of Exercise, will promote the increasing of capital of the Company within the limit of authorized capital, or will make all necessary actions to authorize the private trading of shares held in treasury in order to grant the Participant the Shares related to the Mature Shares.

The option exercise, held under the terms of this item, will be formalized by signing a Term of Subscription of Shares, Purchase and Sale Agreement, or any other document that may be decided by the Board of Directors and/or by the institution responsible for financial bookkeeping of the Shares, which shall contain, necessarily, the following information: (a) the number of Shares acquired or subscribed, (b) the Exercise Price, and (c) the form of payment.

Payment can be made by the Beneficiary within 5 (five) business days after registration of the Shares on his/her behalf.

e.               Detailed criteria for setting the exercise price

The Exercise Price of Stock Option Shares will be determined by the Board of Directors and will be equal to the average closing price of Shares in 20 trading days preceding the signing of the Grant Contract.

The Exercise Price shall be adjusted monthly by the IPCA, or any other content chosen by the Board of Directors since the date of Granting until the month prior to the mailing of the Notice of Exercise of Option by the Beneficiary.

f.                 Criteria for determining the time of exercise

The setting of the deadline for the exercise took into account market practices as well as the test of reasonableness in terms of time required for the management actions of the beneficiaries that may impact the business in terms of growth and value of his/her stock price, thus established in the proposed plan:

The Options granted under the Stock Option Purchasing Plan may be exercised by the Participants met the minimum qualifying time set forth below:

(a) Until 1/3 (one third) of all Options may be exercised after 1 (one) year from the signing of the Grant,

(b) Until 2/3 (two thirds) of all Options may be exercised after 2 (two) years from the signing of the Grant, and

(c) The total amount of Options may be exercised after 3 (three) years from the signing of the Grant.

Passed the time limits set forth above, which may be extended at the sole discretion of the Board of Directors on the Stock Option Agreement, Options exercisable will be considered Mature Options, and thus the beneficiary become entitled to exercise them at his/her discretion , respecting the maximum period of validity of the options which is 5 years from the date of Granting.

g.              Form of options settlement

To answer the Options, the Board of Directors may, in accordance with the law and specific regulations (notably CVM Instruction nº 390/03 and Law 6.404/76, as amended), proceed with the issuance of new shares within the limits of capital authorized or negotiate Shares privately held in treasury.

h.              Criteria and events that, when checked, will cause the suspension, modification or termination of the plan

In the event of reorganization, whether by merger, consolidation or transformation of the Society, or in the event of exit of the Society from the New Market segment, the Board of Directors shall act on the effects of reorganization to the Options granted till the date of event.

And, in the possibility of changing the number of Shares, whether by grouping, split or bonus Shares, the Options and the Exercise Price may also be equally adjusted at the discretion of the Board of Directors in order to avoid distortion and damage to the Society and/or Beneficiaries.

3.              Justify the proposed plan, explaining:

a.               The main objectives of the plan

The proposed plan of BRF — Brasil Foods S.A., aims to: (a) attract, retain and motivate the Participants, (b) to generate value for shareholders of the Society, and (c) encourage the entrepreneurial vision of the business.

b.               The way the plan contributes to these goals

BRF — Brasil Foods S.A., by establishing an investment opportunity differentiated and competitive for its executives, expects to align the actions of the participants of this Long Term Stock Option Plan to the view of its shareholders and investors of the Company, conditioning the variable long-term compensation of the executive to the continuation of business and thereby promoting sustainable and committed attitude of the participants of this plan.

c.               How the plane falls into the remuneration policy of the company

The proposed Stock Options Purchase Plan is intended to supplement the compensation package of its executives, increasing the level of attraction and retention of its key executives, as described in paragraph 13.1 of the document Reference Form.

d.               How the Plan aligns to the interests of beneficiaries and the company’s on short, medium and long term

The implementation of a Stock Options Purchase Plan strengthens the expectation of the investor and shareholder of the company to create a long-term vision and commitment on the executive, promoting the knowledge, skills and behaviors necessary for survival of the business.

The exercise of Options granted in the Granting tools may only occur from 1 (one) year from the date of share granting at the maximum proportion of 1/3 of options each year and may do so during a period of up to 5 years with beneficiaries to commit to a constant value of its shares in the short, medium and long term.

4.              Estimating the costs of the company under the plan, according to accounting rules that address this issue

For the calculation of the expenses estimative of this Plan, we used to do it based on the Binominal model for valuation. This kind of model considers the following variables for the calculation:

1.               Stock price at its sale time;

2.               Current market price of the Stock Option;

3.               Grace Period (Vesting) do acquire the stock option;

4.               Free risk fee;

5.               Dividends stock fees;

6.               Stock Volatility;

7.               Turnover fee of the participants at the moment before the vesting maturity and afterwards accordingly;

In this sense, the refined value for the plan, from the sale moment up to the maturity date of the acquisition of the stock option (five years after the sale), is R$ 23,103,000.00 (twenty three million, one hundred three thousand Brazilian Reais).

COMPENSATION PLAN BASED ON HOLDINGS - Sadia

Attachment 13, according to CVM Instruction CVM nº 481

1.              Provide copy of the proposed plan

2.              Inform main features of the proposed plan, identifying:

a.               Potential beneficiaries

Beneficiaries of this plan are only the executives of Sadia S.A., which in the date of incorporation of the shares of Sadia S.A. by BRF — Brasil Foods S.A., in 18/09/09, kept existing contracts for the Granting of Stock Option Purchase Shares.

Note: This plan is being submitted for approval by the Stockholders’ Meeting of BRF Brasil Foods S/A, so that as the successor of rights and obligations, comply with the terms set above.

b.               Maximum number of options to be granted

The number of Options, object of the new Grant will be determined by multiplying the number of options provided for each option contract signed between the beneficiary and Sadia, by the replacement ratio of Sadia shares for shares of BRF, adopted at the incorporation of shares of Sadia, which took place in 18.08.09, or 0.132998 shares of BRF for each share issued by Sadia.

Considering the existing contracts of granting stock options, on the date of preparation of this Annex, shall be granted to the new plan 867,812 options to purchase shares of BRF - Brasil Foods S.A.

c.               Maximum number of shares covered by the plan

Whereas, according to the proposed plan, each option entitles the purchase of a share, the maximum number of shares involved in the program will be 867,812 in the aggregate.

d.               Terms of purchase

To purchase the Shares, according to the proposed Plan, the Beneficiary must satisfy the qualifying period (Vesting) according to the one described in the letter “f” below. Respected the grace period and having the interest of the beneficiary by the exercise, he/she must do so through an express written notice.

Not checked any legal impediments, the Board of Directors at a regular meeting of the month immediately following receipt of the Notice of Exercise, will promote the increasing of capital of the Company within the limit of authorized capital, or will make all necessary actions to authorize the private trading of shares held in treasury in order to grant the Participant the Shares related to the Mature Shares.

The option exercise, held under the terms of this item, will be formalized by signing a Term of Subscription of Shares, Purchase and Sale Agreement, or any other document that may be decided by the Board of Directors and/or by the institution responsible for financial bookkeeping of the Shares, which shall contain, necessarily, the following information: (a) the number of Shares acquired or subscribed, (b) the Exercise Price, and (c) the form of payment.

e.               Detailed criteria for setting the exercise price

The exercise price of each BRF Option will be determined by multiplying the exercise price of each Sadia Option (corrected in accordance with the provisions of that instrument) by the inverse of the substitution of Sadia shares for shares of BRF, adopted at the incorporation of shares of Sadia, which took place in 18.08.09.

The Exercise Price shall be adjusted monthly by the INPC, or any other content chosen by the Board of Directors since the date of Award to the month prior to the mailing of the Notice of Exercise of Option by the Beneficiary.

f.                 Criteria for determining the time of exercise

The blackout period during which the Participant may not exercise their options (“Vesting”), will be 3 (three) years from the signing of the instrument of Sadia Option grant.

The deadline for the exercise of the Options is 5 (five) years from the signing of the instrument of Sadia Option grant, after which the beneficiary will lose the right to BRF Options not exercised.

g.              Form of options settlement

To answer the Options, the Board of Directors may, in accordance with the law and specific regulations (notably CVM Instruction # 390/03 and Law 6.404/76, as amended), proceed with the issuance of new shares within the limits of capital authorized or negotiate Shares privately held in treasury.

h.              Criteria and events that, when checked, will cause the suspension, modification or termination of the plan

In the event of consolidation or merger of BRF by any other corporation or organization or still occurring division or transformation, the Board of Directors and/or the Board of any company, entity or person who assumes the obligations of the BRF (constituting, consequently, its successor) shall, in accordance with the Plan and this instrument, promoting, alternatively, the following:

(i)            Replace the current Instrument by an equivalent one, but whose securities that are subject of the Options be issued by its successor, maintaining at least guidelines, terms, conditions, terms of Vesting, values and quantities of the Plan and this instrument , or

(ii)           Notify the Participant in writing so he/she, regardless of Vesting, exercises immediately all his/her options, accelerating the Vesting period and considering met all deadlines, terms and conditions for the exercise of the total amount of Shares under this instrument, allowing the Participant to exercise his/her Options within sixty (60) days from the date on which such notice is delivered to him/her under penalty of Options to extinguish at end of this period.  And the possibility of changing the number of Shares, or by grouping, split or bonus Shares, the Options and the Exercise Price may also be adjusted at the discretion of the Board in order to avoid distortion and damage to the Company and/or beneficiaries.

3.              Justify the proposed plan, explaining:

a.               The main objectives of the plan

This proposed Stock Option Purchase Plan of BRF - Brasil Foods S.A. it is not an option plan for directors and employees of the BRF, but migration of the beneficiaries of a specific plan and force its subsidiary Sadia S.A. in which are kept the same characteristics and conditions of their original plan, except for the exercise of options, to be held on shares issued by the BRF, instead of shares issued by Sadia, pursuant to section 10.13 of the Association of Societies Agreement above.

b.               The way the plan contributes to these goals

Not applicable.

c.               How the plane falls into the remuneration policy of the company

Not applicable.

d.               How the Plan aligns to the interests of beneficiaries and the company’s on short, medium and long term

Not applicable.

4.              Estimating the costs of the company under the plan, according to accounting rules that address this issue

Under the plan Sadia acknowledged in its results since the date of association with the Company, corresponding liabilities of $ 3,807 in 31.12.09.

MANAGEMENT COMMENTS— 2009

(Pursuant to CVM Instruction 480)

10. Management Comments

Item 10.1. a.

BRF — Brasil Foods S.A., a corporation resulting from the association between the Perdigão and Sadia groups, was born among the global leaders in the food sector, its products and brands being present in more than 100 countries.

With sales of R$ 24.4 billion in 2009, BRF is the fourth largest Brazilian exporter, the world’s largest exporter of poultry meat and the largest global protein company by market capitalization.

Recognized for the quality of its products, the penetration of its distribution and the force of its leading brand names — Sadia, Perdigão, Batavo, Qualy, Elegê and Doriana — BRF is an every-day presence in the homes of Brazilian consumers.

The success of the corporate structuring, which resulted in the creation of BRF, in addition to the follow on of R$5.3 billion, transformed 2009 into a landmark year for the Brazilian and world food industry.

In the operational context, the positive highlight was a favorable performance in the domestic market, processed products reporting an increase of 9.5% in sales revenue. However, the Company’s overall results and margins were negatively impacted by the unsettled international scenario, characterized by strong currency volatility and provoking a significant decline in export prices. The Company made various adjustments in its production lines in the face of weaker international demand, this in turn reflecting in an increased cost of products and higher commercial costs.

Despite an adverse trading climate, BRF reported an adjusted net income of R$360 million and EBITDA of R$1.2 billion on a pro-forma basis.

Item 10.1. b. BRF’s capital structure is made up of 51% equity and 49% third party funding. The Company has no issued redeemable shares.

Item 10.1. c. a g

Payment capacity in relation to assumed financial commitments: the Company’s payment capacity in relation to its financial commitments is deemed comfortable when set against its cash/cash equivalent position, debt maturity and forecasted positive cash generation. Currently, we have large cash holdings amounting to R$ 6,212 million. In addition, the larger part of the debt, about 70%, is long term.

Sources of working capital and for investment in long-term assets intended for use in covering illiquidity:

Currently, the Company’s cash position reduces the need to raise new loans in the market. However, we maintain low cost and long-term funding from development agencies such as the BNDES (National Economic and Social Development Bank), BNB (Banco do Nordeste) and FINEP (Financing for Studies and Projects) where resources are used basically to finance capital expenditures and renew Rural Credit operations at subsidized rates of interest provided by the federal government through such mechanisms as EGF and NPR to finance the Company’s working capital.

Debt levels and the characteristics of these debts are detailed as follows:

	Charges	Weighted average	WATM	Consolidated
	(% p.y.)	rate (p.y.)	(*)	Current	Noncurrent	12.31.09	12.31.08
Local currency (R$)

Rural credit	6.75% (6.75% on 12.31.08)	6.75% (6.75% on 12.31.08)	0.4	847,799	—	847,799	220,272

Working capital	TJLP / FIXED RATE / TR / CDI + 4.76%	10.31%	2.2	112,772	555,387	668,159	—

FINEM - BNDES	TJLP + 2.55% (TJLP + 2.35% on 12.31.08)	8.55% (8.59% on 12.31.08)	2.5	391,057	1,195,601	1 ,586,658	538,252

Debenture - BNDES	TJLP + 6.00% (TJLP + 6.00% on 12.31.08)	12.00% (12.25% on 12 .31.08)	0.4	2 ,089	—	2,089	6,261

Tax incentive and others	TJLP/FIXED RATE/IGPM/TR/CDI/ URBT01) + 6.92% (TJLP /FIXED RATE/IGPM/TR/CDI/ URBT01) + 5.15% on 12.31.08)	9.70% (11.26% on 12.31.08)	1.5	559,928	553,752	1 ,113,680	463,284

Net derivatives balance (note 20 b)	%CDI vs TR	%CDI vs TR	—	—	—	—	78

Total local currency				1,913,645	2,304,740	4 ,218,385	1,228,147

Foreign currency

Advances on export contracts	5.29% + e.r. (US$) (6.06% + e.r. (US$) on 12.31.08)	5.29% + e.r. (US$ ) (6.06% + e.r. (US$) on 12.31.08)	0.3	53,432	—	53,432	443,674

Working capital	EURIBOR + 1.20%	0.41% + e.r. (US$) (6.66%+ e.r. US$)	1.0	—	—	—	4 9,605

Bonds	6.88%	6.88%	7.7	2 ,993	435,300	438,293	—

Receivables (**)	—	—	—	36,386	—	36,386	—

Credit lines	LIBOR + 2.56% /FIXED RATE ( LIBOR + 2.47% on 12.31.08) + e.r. (US$ and other currencies)	3.26% (4.46% on 12.31.08) + e.r. (US$ and other currencies)	2.3	593,621	2,020,143	2 ,613,764	1,871,663

Pre-export facilities	LIBOR / FIXED RATE/ CDI + 2.07% ( LIBOR / FIXED RATE / CDI +3.17% on 12.31.08) + e.r.(US$ )	2.50% (4.98% on 12.31.08) + e .r.(US$ )	2.5	191,542	930,786	1 ,122,328	1,622,325

FINEM - BNDES	UM BNDES + 2.49% ( UM BNDES + 2.71% on 12.31.08) + e .r. (US $ and other currencies)	6.74% (6.97% on 12.31.08) + e.r. (US$ and other currencies)	4.5	62,344	193,396	255,740	8 3,261

Others	—	—	—	280	—	280	—

Net derivatives balance	%CDI vs e.r.(US$ and other currecies)	—	1.9	59,502	—	59,502	67,423

Total foreign currency				1,000,100	3,579,625	4 ,579,725	4,137,951
Total debt				2,913,745	5,884,365	8 ,798,110	5,366,098

Consolidated

Funding line	Charges (% a.a.)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	Balance as of 2008	Balance as of 2007

Local currency (R$):

Rural credit	6.75% (7.,37% on 12.31.2007)	6.75% (7.37% on 12.31.2007)	0.5	220,272	—	220,272	135,153

FINEM — BNDES	TJLP+ 2.35% (TJLP+ 2.55% on 12.31.2007)	8.59% (8.8% on 12.31.2007)	3.4	45,427	492,825	538,252	186,498

Debentures - BNDES	TJLP+ 6.00%(TJLP+ 6.00% on 12.31.2007)	12.25% (12.25% on 12.31.2007)	1.2	4,185	2,076	6,261	10,405

Tax incentives and other	TJLP / FIXED RATE/ IGPM / TR+5.15% (FIXED RATE / IGPM / TR+5.83% ON 12.31.07)	11.26% (7.92% on 12.31.2007)	2.6	190,159	273,125	463,284	288,003

Net Swap balance (see note 17 d)	% CDI vs TR	% CDI vs TR	0.6	78	—	78	—
Total local currency				460,121	768,026	1,228,147	620,059

Foreign currency

Advances on export contracts - ACC’s e ACE’s (US$)	6.06% + v.c. (US$) (5.17% + v.c. (US$ on 12.31.2007)	6.06% + v.c. (US$) (5.17% + v.c. (US$) on 12.31.2007)	0.3	443,674	—	443,674	494.936

Working Capital (US$)	EURIBOR + 1.20%	6.66% + v.c. (US$)	1.0	49,605	—	49,605	-

Trade related facilities (US$)	LIBOR + 2.47% / FIXED RATE (LIBOR + 1.10% on 12.31.2007) + v.c. (US$ and other currencies)	4.46% (5.70% on 12.31.2007) + v.c. (US$ and other currencies)	3.1	239,826	1,631,837	1,871,663	469.563

Pre-export facilities (US$)	LIBOR / FIXED RATE CDI + 3.17% (LIBOR +0.91% on 12.31.2007) + v.c.(US$)	4.98% (5.50% on 12.31.2007) + v.c.(US$)	2.7	375,400	1,246,925	1,622,325	646.919

FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.52% (UMBNDES + 2.71% on 12.31.2007) + v.c. (US$ and other currencies)	6.97% (9.17% on 12.31.2007) + v.c. (US$ and other currencies)	3.3	10,357	72,904	83,261	27.289

Net SWAP balance (see note 17 d)	%CDI vs v.c. (US$ and other currencies)	%CDI vs v.c. (US$ and other currencies)	2.1	67,423	—	67,423	7.097

Total foreing currency				1,186,285	2,951,666	4,137,951	1,645,804

Total debt				1,646,406	3,719,692	5,366,098	2,265,863

Important loan and financing contracts:

Sadia bond: to be paid in 2017 at an interest rate of 6.88% p.a., guaranteed by an aval from the controlling company, amounting to R$ 538,293,000.00.

BNDES operations: The Company and its subsidiaries hold various ongoing liabilities in favor of the BNDES. The loans were drawn for acquisition of machinery, equipment and for the expansion of productive installations with maturities between 2009 and 2015, amounting to a total of R$ 1,844,487,000.00.

Other long-term relations with financial institutions:

The Company has agreements with various banks where the principal objective is to facilitate access to credit by the producers which supply the Company.

Degree of debt subordination:

The degree of subordination is particularly focused on operations with tangible guarantees, the majority in the form of industrial units, obtained from the BNDES.

Eventual restrictions via financial covenants to be observed by the issuer, especially in relation to limits for leverage and the contracting of fresh debt, distribution of dividends, encumbrance of assets, issue of new securities and the sale of a controlling stake, include:

Restrictive clauses (indicators to be reached)	Principal value

Net debt against shareholders’ equity no higher than 1.5 and on EBITDA no higher than 3.5.	304,710

Total liabilities less shareholders’ equity against shareholders’ equity no higher than 2.0, net debt against EBITDA no higher than 3.2 and EBITDA against net financial expenses excluding FX variation no less than 2.5.	32,001

Current minimum liquidity of 1.1, Total liabilities less shareholders’ equity against shareholders’ equity equal or less than 2.2.	27,859
364,570

These covenants are linked to currency denominated financial contracts for pre-payment of exports with default clauses, habitual for these types of operations and which, if not complied with, may mean early liquidation of maturities.

Limits for use of financing already contracted: not applicable.

Item 10.1. h.

Principal changes to the consolidated balance sheet accounts, comparing December 31 2009 and December 31 2008.

Current assets

Our current assets amounted to R$10,446.3 million on December 31 2009 and R$5,986.1 million on December 31 2008 due to an increase of R$4,460.2 million, principally cash and cash equivalents and financial investments due to resources raised by the Company following the share issue. Trade accounts receivable, inventories, recoverable taxes and other short term assets increased as a result of the business association with Sadia on July 8, 2009. On December 31 2009, short term assets represented 40.6% of our total assets compared to 53.4% in the preceding year.

Cash and cash equivalents

Increased 114.8% from R$1,976.6 million on December 31 2008 to R$4,243.8 million on December 31 2009 due to funding raised through the share issue net of values transferred to Sadia to settle the subsidiary’s debt.

Trade accounts receivable, net

Our trade accounts receivable amounted to R$1,787.3 million on December 31 2009, increasing by 29.7% compared to December 31, 2008, when this item was R$1,378.0 million. This increase is due to the business association with Sadia.

Inventories

Our inventories increased to R$3,101.3 million on December 31 2009, compared to R$1,689.0 million on December 31 2008, an increase of 83.6%, or R$1,412.3 million. There was a significant increase in inventories of finished products, livestock for slaughter, raw materials and suppliers’ advances, due to the business combination with Sadia.

Noncurrent assets

Amounted to R$2,675.5 million on December 31 2009 and R$600.6 million on December 31 2008, an increase of R$2,075.0 million. The increase partially reflects the resources raised from the share issue (the portion held in long-term investments), as well as the increase in recoverable taxes and deferred income tax in the light of the association with Sadia.

Property Plant and Equipment

Property, plant and equipment increased 217.8%, amounting to R$9,275.0 million on December 31, 2009 and R$2,918.5 million on December 31 2008. The increase reflects the business combination with Sadia.

Current liabilities

Our current liabilities amounted to R$5,876.7 million on December 31, 2009 and R$3.080,9 million on December 31 2008, an increase of 90.7%, principally debt owed to financial institutions and suppliers, principally due to the business combination with Sadia.

Loans and Financing (current)

Our short term debt including the current portion of long-term debt with financial institutions on December 31 2009 amounted to R$2,913.4 million and on December 31, 2008, R$1,646.4 million, an increase of 43.5%. The increase in debt is largely related to the business combination with Sadia.

Trade accounts payable

Trade accounts payable with respect to raw materials, materials and services essential to the operational activity amounted to R$1,905.4 million on December 31, 2009 and R$1,083.4 million on December 31 2008, an increase of 75.9% due to the business combination with Sadia.

Long-term liabilities

Amounted to R$6,698.3 million on December 31, 2009 and R$4,030.8 million on December 31, 2007, an increase of R$2,667.5 million in the fiscal year, principally the result of the business combination with Sadia.

Loans and Financing (long-term)

Long-term debt with financial institutions amounted to R$5,884.4 million on December 31, 2009 and R$3,719.7 million on December 31 2008, an increase of R$2,166.7 million. Increased debt was due to the association with Sadia.

Shareholders’ Equity

At the end of 2009 the shareholders’ equity amounted R$13,164.2 million compared to R$4,110.6 million at the end of the preceding fiscal year. There was a rise of 68.8% principally due to the in the amount of R$5,290.0 million following the issue of shares, an increase in capital of R$3,818.4 paid in with shares of HFF and Sadia and the net income for the fiscal year of R$120.4 million but reduced by the payment of interest on shareholders’ equity during the year in the amount of R$100.0 million.

Principal changes in the consolidated balance sheet accounts, comparing December 31 2008 and December 31 2007.

Short term assets

Our short term assets amounted to R$5,986.1 million on December 31 2008 and R$3,768.2 million on December 31 2007, the result of an increase of R$2,216.9 million principally in trade accounts receivable, in inventories and in other short term assets, principally due to the consolidation of Eleva, acquired early in 2008. Further, on December 31 2008, short term assets represented 53.4% of our total assets compared with 57.6% in 2007.

Cash and cash equivalents

Increased 11.4% from R$1,773.6 million on December 31 2007 to R$1,976.0 million on December 31 2008, basically in the form of immediately liquid investments in Bank Deposit Certificates (CDBs) and short term investments.

Trade accounts receivable, net

Our trade accounts receivable amounted to R$1,378.0 million on December 31 2008, increasing by 71.4% in relation to December 31 2007 when this item was R$803.9 million. This reflects higher gross sales which increased 69.0% as well as the consolidation of Eleva.

Inventories

Our inventories rose to the equivalent of R$1,689.0 million on December 31 2008 compared with R$865.1 million on December 31 2007, an increase of 95.2%, or R$823.9 million. There was a signficant increase in finished products inventory, in large part due to the consolidation of acquisitions (Eleva, Plusfood and Cotochés) and to the international trading scenario where there was a decline in consumption and higher inventory in leading importing countries.

Noncurrent assets

Amounted to R$597.1 million on December 31 2008 and R$254.3 million on December 31 2007, increasing by R$342.8 million. Comprises trade accounts receivable, asset sales, recoverable and deferred taxes and court escrow deposits.

Property, plant and equipment

Our property, plant and equipment increased 36.6% amounting to R$2,918.5 million on December 31 2008 and R$2,136.9 million on December 31 2007. Projects for improvements and productivity amounted to R$628.4 million distributed in various units and regions. The acquisitions of Eleva, Plusfood and Cotochés added a further R$642.5 million. Depreciation expenses totaled R$249.8 million and a further R$253.6 million was written off for sales, obsolescence and Eleva’s revaluation reserve.

Current Liabilities

Our current liabilities amounted to R$3,080.9 million on December 31 2008 and R$1,941.2 million on December 31 2007, an increase of 58.7%, principally in the form of debt owed to financial institutions and suppliers in addition to company acquisitions in 2008. The ratio of current liabilities to total liabilities was 27.5% on December 31 2008 as against 29.7% in 2007.

Loans and Financing (current)

Our short term debt including the current portion of long-term debt with financial institutions amounted to R$1,646.4 million on December 31 2008 and R$1,051.8 million on December 31 2007, an increase of 56.5%. The Real’s devaluation against the US Dollar of about 32% and additional leverage taken on for supporting the growth of the Company largely explain the growth in debt. The consolidation of acquisitions should also be considered under this item.

Trade accounts payable

Trade accounts payable with respect to raw materials, materials and services essential to the operational activity amounted to R$1,083.4 million on December 31 2008 and R$575.6 million on December 31 2007, an increase of 88.2% due to the increase in output (meats 37.5%) and the costs of the main inputs such as corn, 21.2% and soybean meal, 42.6%, as well as the consolidation of acquisitions.

Long-term liabilities

Amounted to R$4,027.3 million on December 31 2008 and R$1,376.1 million on December 31 2007, an increase of R$2,651.2 million in the period, largely reflecting growth in long-term bank debt.

Loans and Financing (long-term)

Our long term debt with financial institutions amounted to R$3,719.7 million on December 31 2008 and R$1,214.1 million on December 31 2007, an increase of R$2,505.6 million. Increased debt was due to additional funding raised for new fixed investment and working capital. On December 31 2008, total long-term debt including the short-term maturity portion was made up of about 77.1% in currency, principally dollar denominated.

Shareholders’ equity

We ended 2008 with a shareholders’ equity of R$4,110.6 million, while at the end of the preceding year this item was R$3,226.0 million. There was a growth of 27.4% due to the increase in capital of R$945.0 million, and from net income for the fiscal year of R$54.4 million, offset by the payout of interest on shareholder’s equity during the year and by R$38.1 million in equity adjustments (Law 11,638).

Principal changes in the consolidated balance sheet accounts, comparing December 31 2007 and December 31 2006.

Short-term assets

Our short-term assets amounted to R$3,768.3 million on December 31 2007 and R$2,751.6 million on December 31 2006, an increase of 36.9%, principally in the form of financial investments, trade accounts receivable and inventory, representing 57.6% of total assets on December 31 2007 and 57.0% for the preceding year.

Cash and cash equivalents

Increased 58.3% from R$1,120.5 million on December 31 2006 to R$1,773.7 million on December 31 2007, basically in immediately liquid investments from funding raised for supporting acquisitions already announced.

Trade accounts receivable, net

Our trade accounts receivable amounted to R$803.9 million on December 31 2007, increasing 14.6% in relation to December 31 2006 when this item was R$701.6 million. This increase reflects higher gross sales, 27.6% up year on year.

Inventories

Our inventories increased from R$643.2 million on December 31 2006 to R$865.2 million on December 31 2007, an increase of 34.5% due to a rise in production (meats 11.4% up), an increase in the principal inputs (corn, 24.9%, soybean meal, 8.2%) and greater production capacity. Finished products accounted for 32.1% and livestock, 34.0% out of total inventory on December 31 2007.

Noncurrent assets

Amounted to R$254.3 million on December 31 2007 and R$238.7 million on December 31 2006, a 6.5% increase. This item was largely composed of financial investments, trade accounts receivable and asset sales, recoverable and deferred taxes, and court escrow accounts.

Property, Plant and Equipment

Property, plant and equipment increased 28.4% amounting to R$2,136.9 million on December 31 2007 and R$1,663.8 million on December 31 2006. Capital expenditures during 2007 totaled R$857.4 million, 34.6% up on the preceding year, R$509.7 million of which allocated to improvements, enhanced capacity, in particular the new Mineiros unit, and productivity, all in line with the strategy of the Company’s organic growth. In addition, further acquisitions were made worth R$347.6 million, including the assets representing the beef cattle assets of Unifrico in Mirasol (MT), the margarine brands (Doriana, Delicata and Claybom and equipment from Unilever), the poultry slaughtering unit in Jataí (GO) of Frigorífico Galle and the remaining 49% of Batávia. The recorded value for acquisitions in property, plant and equipment amounted to R$614.2 million and depreciation expenses for the year were R$154.6 million. Investments in 2007 in the acquisition and raising of breeder stock were R$126.1 million.

Current liabilities

Our current liabilities amounted to R$1,941.2 million on December 31 2007 and R$1,251.5 million on December 31 2006, an increase of 55.1%, principally due to short term debt. Current liabilities as a percentage of total liabilities were 29.7% on December 31 2007 against 25.9% in 2006.

Loans and Financing (current)

Our short-term debt with financial institutions amounted to R$1,051.8 million on December 31 2007 and R$547.0 million on December 31 2006, an increase of 92.3% due to additional funding to support necessary capital outlays.

Trade accounts payable

Trade accounts payable with respect to suppliers of raw materials, materials and services essential to the operational activity amounted to R$575.6 million on December 31 2007 and on December 31 2006, R$486.5 million, and therefore an increase of 18.3%. This increase is justified by the growth in meat production (11.4%) and an increase in the principal raw materials.

Long-term liabilities

Our long-term liabilities amounted to R$1,376.0 million on December 31 2007, a reduction of 4.0% in relation to the preceding year, which reported R$1,434.0 million. Of this total, 88.2% was debt with financial institutions.

Loans and Financing (long-term)

Our long-term debt with financial institutions amounted to R$1,214.0 million on December 31 2007 and R$1,287.1 million on December 31 2006, having declined 5.7%, 72.6% of the total being currency denominated.

Shareholders’ Equity

We ended fiscal year 2007 with shareholders’ equity of R$3,226.0 million, while at the end of the preceding year, this was R$2,104.9 million. This item reported growth of 53.3%, following a fresh capital injection of R$900.0 million and net income for the fiscal year of R$321.3 million, offset by a reduction of R$100.2 million relating to shareholder remuneration.

Item 10.2. items a. b. e c.

Comments on the performance of the results for the fiscal year ending December 31 2009 compared with December 31 2008.

Net Sales —

Net Sales — Net sales for the year were R$ 15.9 billion, 39.6% higher, reflecting the consolidation of Sadia’ results, while registering a decline of 5.4% on a pro-forma basis due to the conditions of markets to which the Company sells.

In pro-forma terms, the domestic market reported net sales of R$ 12.2 billion with growth of 3.7%, representing 58.1% of the total net sales. On the other hand, sales to the export market recorded a share of 41.9% of net sales, equivalent to R$ 8.8 billion, and 15.6% down for the year, reflecting the complexity of the situation in importing markets with the onset of the adverse scenario.

Domestic Market:

The domestic market reflected the pressure generated by the diversion of commodity-type products from the export to the domestic market due to the unsettled international scenario. The Brazilian market also experienced demand for lower priced items with continued robust sales of durable goods, in turn inhibiting more vigorous growth in the food sector.

	Net Sales			Sales Volumes			Average Prices
	2009	2008	Var.%	2009	2008	Var.%	2009	2008	Var.%
	(R$ million)			(thousand tons)			(inR$)
Poultry	565.1	414.9	36.2	160.6	125.9	27.5	3.52	3.29	6.8
Pork/beef	376.3	155.2	142.5	85.6	38.6	121.5	4.40	4.02	9.5
Milk(1)	1,444.9	1,475.7	(2.1)	798.7	880.1	(9.3)	1.81	1.68	7.9
Processed Products (2)	6,557.0	3,997.5	64.0	1,502.4	1,004.4	49.8	4.36	3.98	9.7
Others	426.6	380.5	12.1	268.0	218.6	22.6	1.59	1.74	(8.6)
Total	9,369.9	6,423.8	45.9	2,815.2	2,267.7	24.1	3.33	2.83	17.5

(1) Fluid milk and powdered milk.

(2) Includes processed meats, other processed products (lasagna, pizzas, cheese bread) and dairy products.

Meats — Sales revenue and volume were respectively, 75,8% and 57.4% higher including revenue from Sadia and on a pro-forma basis, 8.1% higher in terms of revenues, a 2.3% growth in volumes and a 5.8% increase in average prices. Market performance was adversely affected by the following principal factors: redirection of in-natura volume from exports to the domestic market, with the resulting difficulty in passing prices on to processed products; the repositioning of brands such as Avipal and Batavo, with a focus on returns; and a reduction in frozen product volumes due to the accident at the Rio Verde unit. On the other hand, the fourth quarter benefited from the year-end holiday period campaign which helped lift results.

Dairy Products — Dairy product volume was off by 10.5% with sales revenue down by 6.9% but providing the opportunity to increase prices by 4.1% and more effective management of the in natura milk business with an improvement in results, especially grocery store products.

Other processed products — Other processed products posted sales revenue and volumes 129% and 140% respectively higher on the basis of the corporate law criterion and 8.7% and 7.0% higher respectively, in revenues and volumes, if the periods are compared on a pro-forma basis. The other processed products segment posted a good performance on the back of sales from the portfolio which includes: pastas, pizzas, margarines, snacks, frozen vegetables, cheese bread, among others.

Export Market:

Exports reached R$6.5 billion, a 31.5% growth over the same period in 2008. Viewed from a pro-forma standpoint, export revenues were off year on year by 15.6%.  The principal factors impacting export performance were: an accentuated decline in prices and volumes reflecting the adverse scenario and weak demand in the selected markets; the sudden appreciation of the Real against the US Dollar between March and September; pressure from higher production chain costs and expenses due to instability in the markets together with high inventory and falling prices; and the disorganized increase in the offer of commodity-type products on the part of competitors.

During the year, average prices in FOB - Free on Board US dollars fell by about 16%, while the average appreciation in the foreign exchange rate in the same period was approximately 9%, reflected in a significant reduction of sales revenue in Reais. These factors, together with a fall in volumes and an increase in costs/expenses, undermined performance in this market.

	Net Sales			Sales Volumes			Average Prices
	2009	2008	Var.%	2009	2008	Var.%	2009	2008	Var.%
	(R$ million)			(thousand tons)			(in R$)

Poultry	4,161.5	3,000.1	38.7	1,154.8	767.0	50.6	3.60	3.91	(7.9)
Pork/Beef	1,025.0	817.3	25.4	222.8	142.2	56.7	4.60	5.75	(20.0)
Milk(1)	12.4	106.8	(89.3)	2.1	12.7	(83.5)	5.88	8.41	(30.0)
Processed Products(2)	1,337.0	1,045.0	25.2	265.6	191.8	34.0	5.09	5.45	(6.6)
Total	6,535.8	4,969.2	31.5	1,645.4	1,113.7	47.7	3.97	4.46	(11.0)

Meats — The Company reported meat volumes and sales revenue 48.1% and 33.3% higher, respectively. In pro-forma terms, there was a decline of 13.4% in sales revenue and 5.5% in volume during the year, with average prices in Reais 8.3% less due to the fall in dollar denominated prices with no offsetting adjustment in foreign exchange rates. Additionally, average costs and expenses increased reflecting in sharply narrower export margins.

Dairy Products — We recorded a significant reduction in shipped dairy product volumes of 75.0% and in sales revenue, 82.7%. Weaker international demand and high inventory build-up in other producing regions such as New Zealand combined with the currency translation effect, depressed average prices by 31%, forcing the Company to revise planned export volumes with a subsequent partial transfer of production to the domestic market.

The Company reported the following performance in its leading markets during the year: Europe — The European economy still reflects the impacts from the financial scenario. Negative margins in this market during the year were a result of weak demand for meats, most notably processed products and turkey meat, and from high inventory sustained by local production. Middle East — This market suffered from the more serious effects early in the year. While there was a subsequent recovery, this was accompanied by price and volume volatility due to excessive supplies of griller chicken. Far East — The year also proved to be an extremely difficult one with various key markets such as China, Japan and Singapore being seriously affected. The Japanese economy remained lackluster. China increased local output in order to reduce excessive overdependence on the USA. Beef and pork prices reported a serious slump, this also having a knock on affect on chicken meat prices. Eurasia — This has been yet another market which has been hit hard by the adverse scenario, also producing negative margins, particularly in the case of sales to the Russian market, an economy which was severely affected by adverse conditions in the global economy. Besides that, the Brazilian quotas were reduced. Africa, Americas and Other Countries — Increased business in this market was supported principally by demand from South Africa, Angola and Venezuela.

Costs of Sales — The increase in the cost of sales of 42.1% in the year, proportionally greater than sales revenue, contributed to the squeeze on margins compared with 2008.  The cost of sales totaled R$ 12.3 billion, corresponding to 77.1% of net operating revenue against 75.8% in the preceding year. On a pro-forma basis, the cost of sales fell 1.8%, although sales revenue posted a fall of 5.4%, thus also contributing to narrower margins when earnings are expressed in this format.

The increase in annual costs particularly reflects the fixed structure of the production chain without the expected compensating growth in volumes and prices. In addition, the rise in costs of sales reflected the following principal factors: a 20% cut in production for export in the first quarter; idle capacity along the production chain due to new industrial plants at a pre-operational phase; the redirection of production from the Rio Verde (GO) plant to other industrial units due to the accident which partially affected operations at this industrial complex.

Gross Profit and Gross Margin — In the light of the negative results for the Company’s business in export markets and the affect of this on domestic market business, gross profit amounted to R$ 3.6 billion, 31.8% higher, if Sadia’s results are factored in. Gross margin was 22.9% against 24.2% in 2008, a decline of 15.8%, on a margin of 22.6% against 25.4% on a pro-forma comparison basis and equivalent to R$ 4.7 billion of gross profit.

Operating Expenses — The impact of lower market performance was also reflected in higher operating expenses, relative to the fixed structure of the production chain and the increases reported in distribution, freight, warehousing and investments in marketing campaigns. As a result, operating expenses rose 60.2% during the year, a 3.6% increase in pro-forma terms, more especially due to growth in commercial expenses which contributed to the reduction in operating margins for the year. Administrative expenses represent the structures of the two companies which are to be maintained independent of one another.

Operating Income and Margin — Operating income before financial expenses was R$ 350.1 million, equivalent to a 2.2% operating margin as opposed to 6.2% in the preceding year. This same item was 71.4% lower using pro-forma figures as a comparative base, reaching R$ 416.3 million, and representing a 2.0% operating margin against 6.6% recorded in the preceding year.  These results correspond to the weak performance resulting from the effects of the economic situation and foreign exchange volatility on exports, as well as reduced volumes registered in some markets and an increase in production costs and commercial expenses as already commented above.

Financial Results — During the year, we posted a net financial income of R$ 241.2 million, due to the appreciation of the Real against the US Dollar and financial investments resulting from funds raised through the primary share offering. In pro-forma terms, financial income for the year was R$ 587.7 million against a financial expense of R$ 4.5 billion due to the cost of Sadia’s derivative instruments and a currency situation which was the opposite of the one prevailing in 2009.

Net debt increased 14.4% compared with December 31 2008, while on a comparative pro-forma basis, outstanding debt was offset against the drawdown of funds resulting from the primary share offering which raised a total R$ 5.3 billion. Of this amount, R$ 2.2 billion was injected into Sadia in order to liquidate expensive short-term debt. The net debt/EBITDA ratio was 3.2 times due to lower cash generation in the year, in spite of an adequate level of net debt. Consolidated currency exposure was US$ 1.1 billion, and within the parameters established by Company policy.

On January 21 2010, a subsidiary of the Company, BFF International Ltd., issued ten-year bonds for a total value of US$750 million maturing on January 28 2020 with a coupon of 7.250% per year (yield to maturity 7.375%) which becomes due and payable semiannually as from July 28 2010. The funds raised from the offering will be allocated to the lengthening of the debt maturity profile and for corporate requirements in general.

Other Operating Results — relates to the cost of idle capacity — in particular the result of new plants still at a pre-operational phase.

Income Tax and Social Contribution — with the incorporation of Perdigão Agroindustrial S.A., a total of R$ 132 million of existing tax losses carried forward and the negative base for calculation of the social contribution of this company were recognized by BRF during the year. As a result, the income tax and social contribution item reported a negative R$ 65.2 million against a positive R$ 255.3 million for 2008 — arising from goodwill on incorporations. Positive financial results also contributed to the increased appropriation of this tax. From a pro-forma point of view, income tax was a negative R$ 367.3 million against a positive R$ 972.9 million, taking into account the incorporation of a subsidiary in 2009 and goodwill from the incorporation of acquisitions, and the negative financial result generated by Sadia in 2008.

Net Income and Net Margin — Consolidated adjusted net income totaled R$ 252.5 million and the net income excluding the adjustment for the incorporation of the Agroindustrial subsidiary totaled R$ 120.4 million against R$ 54.4 million reported in 2008. These contrasting results reflect the impact of the adverse international market and the benefits of the financial gain due to the appreciation of the Real against the US dollar on our outstanding currency position.

Viewed from the pro-forma standpoint, the Company posted a net income of R$ 227.6 million against a loss of R$ 2.4 billion in the preceding year — reflecting the financial loss on derivative instruments recorded in Sadia’s balance sheet. If the fiscal loss on the incorporation of Perdigão Agroindustrial is excluded, then the accumulated net income for 2009 would be R$ 360 million.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Net Sales

Our net sales increased 71.8% to R$11,393.0 million in 2008 from R$6,633.4 million in 2007. Our net sales increased in both the domestic and the export markets, primarily as a result of (1) a 45.8% increase in sales volumes of meat products (poultry, pork and beef), including through organic growth and the consolidation of Eleva following its acquisition in 2008, (2) a 739.1% increase in net sales of milk due to the acquisition of Eleva, (3) a 25.9% increase in volumes of processed products mainly due to increases in net sales of specialty and frozen meat products, which increased 14.3%, and of dairy processed products, which increased 66.6%, due in large part to the Eleva acquisition. These results, however, should be considered in the light of diminishing export volumes due to the flooding and damage to port infrastructure in the State of Santa Catarina and an abrupt slide in average selling prices in the international market, in each case in the fourth quarter of 2008.

Domestic net sales increased 84.5% to R$6.4 billion in 2008 from R$3.5 billion in 2007, reflecting increases in prices and shifts in mix toward higher value-added products. Exports net sales increased 57.7% to R$5.0 billion in 2008 from R$3.1 billion in 2007, as a result of a 34.8% increase in sales volumes, mainly in processed food products.

Our strategy of increasing our focus on products with higher profit margins contributed to the increase in net sales. Net sales from processed food products, however, decreased as a percentage of net sales, to 44.3% from 54.5%, mainly due to the greater exposure to poultry, pork and milk commodity products, particularly due to the consolidation of Eleva and Cotochés after the acquisitions of those companies.

Domestic Market

Net sales from our domestic market increased 84.5% to R$6,423.8 million in 2008 from R$3,482.4 million in 2007 as a result of favorable performance our meat businesses, dairy products and other processed food products.

Poultry - Domestic net sales from poultry products increased 132.6% to R$414.9 million in 2008 from R$178.4 in 2007, mainly due to a 164.6% increase in sales volumes, which were partially offset by a 12.1% decrease in average selling prices.

Pork and beef - Domestic net sales of pork and beef cuts increased 195.1% to R$155.2 million in 2008 from R$52.6 million in 2007, mainly due to an 187.4% increase in sales volumes and a 2.7% increase in average selling prices.

Milk - Milk includes long life (UHT), pasteurized and powdered milk. Domestic net sales of milk increased 682.3% to R$1.5 billion in 2008 from R$188.6 million in 2007, mainly as a result of a 590.1% increase in sales volume due to the acquisition of the Eleva and Cotochés businesses in 2008. The absorption of such a large increase in milk production capacity occurred in a particularly difficult economic environment, especially in the UHT milk business, where we made a significant third quarter adjustment in view of growth in supplies of this product in the market set against stagnating demand that contributed to a sharp decline in retail prices. Oversupply and low prices also characterized the powdered milk market due to burgeoning world production. We undertook a review of fluid milk volumes and an adjustment in production costs to reestablish adequate margins for this business, which positively affected our results for the final quarter of the year.

Processed foods - Domestic net sales from processed foods increased 40.3% to R$4.0 billion in 2008 from R$2.8 billion in 2007, mainly due to a 25.9% increase in sales volumes as a result of 11.3% growth in sales volumes of meat processed products and a 64.5% increase in sales volumes of dairy processed products because of the acquisitions carried out in 2008. In addition, average selling prices of processed food products increased 11.4% in 2008 compared to 2007.

Other - Other includes pastas, pizzas, margarines, frozen vegetables, cheese bread and the soybean-based vegetarian line, among others. Domestic net sales from other products increased 78.1% to R$380.5 million in 2008 from R$213.6 million in 2007 as a result of a 18.5% increase in sales volumes due to (1) the inclusion of margarines in our results of operations starting in August 2007 and (2) a 50.3% increase in average selling prices.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

	Net Sales			Sales Volumes			Average Selling Prices
Domestic Market	2008	2007	Change	2008	2007	Change	2008	2007	Change
	(in millions of Reais)		(%)	(thousand tons)		(%)	(in Reais per kg)		(%)
Poultry	414.9	178.4	132.6	125.9	47.6	164.6	3.29	3.75	(12.1)
Pork /Beef	155.2	52.6	195.1	38.6	13.4	187.4	4.02	3.91	2.7
Milk (1)	1,475.7	188.6	682.3	880.1	127.5	590.1	1.68	1.48	13.4
Processed foods (2)	3,997.5	2,849.1	40.3	1,004.4	797.7	25.9	3.98	3.57	11.4
Other	380.5	213.6	78.1	218.6	184.6	18.5	1.74	1.16	50.3
Total	6,423.8	3,482.3	84.5	2,267.7	1,170.8	93.7	2.83	2.97	(4.8)

(1)       Fluid and powder milk.

(2)       Includes processed meat, other processed products (lasagnas, pizzas, cheese bread) and dairy processed products.

Export Markets

Net sales from export markets increased 57.7% to R$4,969.2 million in 2008 from R$3,151.0 million in 2007, mainly due to a 34.8% increase in sales volumes and a 17.0% increase in average selling prices.

Poultry - Export net sales from poultry products increased 61.5% to R$ 3,000.1 million in 2008 from R$1,858.2 million in 2007, mainly due to a 38.2% increase in sales volumes and a 16.9% growth in average selling prices as a result of an increase in demand in our primary export markets in the first three quarters of the year, following global economic growth of prior years that resulted in Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years, before the decrease in average selling prices that occurred in the fourth quarter as a result of the continuing global economic recession.

Pork and beef - Export net sales of pork and beef products increased 54.7% to R$817.3 million from R$528.4 million in 2007, mainly due to a 18.1% increase in sales volumes and a 31.0% increase in average selling prices, reflecting solid demand in our primary export markets in the first three quarters of the year, following global economic growth of prior years that resulted in Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years, before the decrease in average selling prices that occurred in the fourth quarter as a result of the continuing global economic recession.

Processed food products - Export net sales of processed food products increased 36.7% to R$1,045.0 million in 2008 from R$764.4 million in 2007, mainly due to a 27.4% increase in sales volumes and 7.3% increase in average selling prices. Export net sales from dairy products increased to R$127.8 million, mainly due to increases in sales volumes that resulted from the acquisition of Eleva and Cotochés.

We increased average selling prices during 2008 in order to partially offset narrower margins caused by significant increases in raw material costs. Our average FOB (Free on Board) U.S. dollar selling prices increased an average of 24.7% compared with 2007.

However, poor economic conditions and other adverse events in the fourth quarter were responsible for undermining our efforts to improve our profit margin, mainly due to (1) an accentuated fall in international average selling prices during the last quarter of 2008 of 15.2% in U.S. dollar-FOB terms compared with the third quarter, a reflection of destocking by importers due to the difficulty in raising working capital; and (2) flooding and damage to port infrastructure in the State of Santa Catarina, with an immediate need to transfer export activities from the ports of Navegantes and Itajaí to those of São Francisco, Paranaguá and Rio Grande, and resulting in reduced shipments in November, the backlog of which had still not been completely cleared by the end of 2008.

In real terms, average selling prices of meats increased approximately 15.7% in 2008 as a whole compared to 2007, taking into account a foreign exchange variation of 32% in the period.

	Net Sales			Sales Volumes			Average Selling Prices
Export Markets	2008	2007	Change	2008	2007	Change	2008	2007	Change
	(in millions of Reais)		(%)	(thousand tons)		(%)	(in Reais per kg)		(%)
Poultry	3,000.1	1,858.2	61.5	767.0	555.2	38.2	3.91	3.35	16.9
Pork /Beef	817.3	528.4	54.7	142.2	120.4	18.1	5.75	4.39	31.0
Milk(1)	106.8	—	—	12.7	—	—	8.41	—	—
Processed foods(2)	1,045.0	764.4	36.7	191.8	150.6	27.4	5.45	5.08	7.3
Other	—	—	—	—	—	—	—	—	—
Total	4,969.2	3,151.0	57.7	1,113.7	826.2	34.8	4.46	3.81	17.0

(1)       Fluid and powder milk.

(2)       Includes processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.

We reported the following performance in our main overseas markets:

Europe - Net sales increased 18.1% from 2007 to 2008 and sales volumes increased 5.2% in the same period, mainly due to the acquisition of Plusfood in January 2008 and the consolidation of its results of operations in our financial statements as of the first quarter of 2008. However, demand for imported frozen products in the European market declined, as supplies of chilled products increased as a result of increases in local production.

Middle East - Net sales increased 79.0% from 2007 to 2008 and sales volumes increased 50.1% during the same period, mainly due to increases in sales volumes to various countries in the region. We believe we were also able to achieve greater market share in this market due to increased production capacity following the acquisition of Eleva and further tailoring of production to customer requirements.

Far East - Net sales increased 45.4% from 2007 to 2008 and sales volumes increased 16.8% in the same period, mainly due to increased demand from the Japanese market, which was partially offset by reduced imports of cooked items by China. China reopened for chicken imports from Brazil in the third quarter of 2008, but Chinese authorities did not begin issuing the necessary import licenses to Chinese importers in 2008.

Eurasia - Net sales increased 46.8% from 2007 to 2008 and sales volumes increased 4.9% during the same period, mainly due to increased pork and beef exports, especially to the Russian market, which showed increased demand for meats through September 2008 and higher average selling prices ahead of the winter and the holiday season.

Africa, the Americas and Other Countries - Net sales increased 227.6% from 2007 to 2008 and sales volumes increased 145.6% during the same period, mainly due to increased sales of whole chicken and other meat products, mainly beef, together with an improvement in product mix. Sales to Angola, Egypt, Mozambique, Uruguay and Venezuela posted the greatest increases.

Cost of Sales

Cost of sales increased 81.4% to R$8,634.2 million in 2008 from R$4,760.1 million in 2007. As a percentage of net sales, cost of sales increased to 75.8% of net sales in 2008 as opposed to 71.8% in 2007, mainly due to significant increases in the price of our principal raw materials (corn, soybean meal, milk and beef), which more than offset the increases in net sales explained above. In addition, other production costs involving secondary materials, packaging, freight and labor - principally a reflection of collective bargaining agreements - contributed to the increase in cost of sales as a percentage of net sales.

Corn and soy bean prices significantly increased in the first half of 2008, translating into higher production costs through the end of the third quarter of 2008. In addition, we faced a sharp currency devaluation in the fourth quarter of 2008. On the other hand, the effects of commodity price increases on our cost of sales has gradually become somewhat less significant as a share of our total costs as we have grown the processed foods part of our business.

The price of milk, another important raw material included in overall dairy product costs, fell 1.8% during 2008 compared with 2007, and 7.3% between the third and fourth quarters of 2008, partially adjusting prices of acquisition from the farms, which had been above normal levels due to greater demand from producers, especially those in the long-life milk (UHT) business. However, the average price of milk paid to producers increased significantly through September, compressing margins of fluid milk products.

Gross Profit and Gross Margin

Our gross profit increased 47.3% to R$2,758.9 million in 2008 from R$1,873.3 million in 2007. Our gross margin was 24.2% in 2008, compared to 28.2% in 2007, due to increases in cost of sales as a percentage of net sales explained above.

Operating Expenses

Operating expenses increased 49.7% to R$2,050.4 million in 2008 from R$1,369.4 million in 2007. As a percentage of net sales, operating expenses were 18.0% in 2008, compared to 20.6% in 2007. This relative decrease of operating expenses as a percentage of net sales occurred primarily due to a relative reduction of commercial expenses, even though operating expenses increased in absolute terms as a result of costs of freight, warehousing and port charges. The effect of these expenses intensified in the last quarter due to the flooding at the ports of Itajaí and Navegantes in the State of Santa Catarina and the damage to port infrastructure. This required us to divert all our exports in the region to three other ports: Rio Grande, Rio Grande do Sul, Paranaguá, Paraná and São Francisco, Santa Catarina, incurring additional costs.

Operating Income Before Financial Expenses and Other

Our operating income before financial expenses and other increased 40.6% to 708.5 million in 2008 from R$503.9 million in 2007. Amortization of goodwill relating to acquisitions represented R$153.0 million, or 58.4%, of the total amount of R$261.9 million recorded under other operating expenses.

Financial Expenses, Net

Our net financial expenses, net increased 498.0% to R$630.3 million in 2008 from R$105.4 million in 2007, primarily as a result of an approximately 32% devaluation of the real against the U.S. dollar (comparing closing rates for 2007 and 2008). As a result of such devaluation of the real against the U.S. dollar, we recognized a non-cash translation effect on our financial expenses of R$416.0 million for 2008. These financial expenses arising from the exchange rate effect are gradually offset as export shipments proceed.

Income Tax and Social Contribution

Income tax and social contribution was a benefit of R$255.3 million in 2008, compared to a provision of R$32.1 million in 2007, primarily due to an amount amortized in fiscal year 2008 attributable to goodwill from acquisitions, the currency translation effect of devaluation on our financial expenses and deductions of interest on shareholders’ equity.

Net Income

Net income decreased 83.1% to R$54.4 million in 2008 from R$321.3 million in 2007 for the reasons set forth above.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Net Sales

Our net sales increased 27.3% to R$6,633.4 million in 2007 from R$5,209.8 million in 2006, supported by growth in the meat business both in the domestic and export markets. Net sales were also positively affected by the full integration of Batávia’s dairy-processed product activities in addition to the margarine and beef processing businesses acquired during the year.

Domestic net sales increased 24.7% to R$3,482.3 million in 2007 from R$2,793.0 million in 2006 due to an increase in volumes for poultry, pork/beef and processed foods, and including the dairy-processed products and margarines business. Export net sales increased 30.4% to R$3,151.0 million, mainly because of the increase in sales volumes of poultry, pork and processed foods. Net sales were split 52.5% to domestic customers and 47.5% to our overseas markets.

The relative share of processed poultry and meat products destined for export as well as dairy processed products and other processed products - including margarines - had a significant impact on the breakdown of our sales. Not only did these contribute to the improvement in margins but they also helped diversify our sales portfolio. Higher margin processed products accounted for 53% of our total net sales at the end of 2007.

Domestic Market

In 2007, domestic net sales increased 24.7% to R$3,482.3 million from R$2,793.1 million in 2006. We continued to concentrate on our strategy of building our sales of higher profit margin products. These efforts, combined with more favorable domestic market conditions, caused processed products to account for 81.8% of our total net sales to the domestic market, amounting to R$2,849.1 million for the year, an increase of 25.1% in net sales and 22.3% in sales volumes.

The improvement in average prices during the year gave an added lift to our sales performance and profit margins, with the average price of meats and dairy-processed products rising 8.2% and 8.6%, respectively. At the same time, average costs were 3.1% higher, 3.3% up in the case of meats and 2.9% for dairy-processed products.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

Domestic Market

	Net Sales			Sales Volumes			Average Selling Prices
	2007	2006	Change	2007	2006	Change	2007	2006	Change
	(in millions of Reais)		(%)	(thousand tons)		(%)	(in Reais per kg)		(%)
Poultry	178.4	189.6	(5.9)	47.6	72.8	(34.6)	3.75	2.61	43.7
Pork /Beef	52.6	56.6	(7.1)	13.4	17.9	(25.1)	3.91	3.16	23.7
Milk (1)	188.6	101.0	86.7	127.5	73.4	73.7	1.48	1.38	7.2
Processed foods (2)	2,849.1	2,276.7	25.1	797.7	652.0	22.3	3.56	3.49	2.0
Other	213.6	169.1	26.4	184.6	65.6	181.4	—	—	—
Total	3,482.3	2,793.0	24.7	1,170.8	881.8	32.8	2.97	3.21	(7.5)

(1)       Fluid and powder milk.

(2)       Includes processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.

Poultry - Domestic net sales of poultry products (frozen whole and cut poultry) decreased 5.9% in 2007 from R$189.6 million to R$178.4 million, mainly as a result of a 34.6% decrease in sales volume in 2007 compared to 2006 due to our decision to direct products to our export markets, where demand was increasing. This stood in contrast to 2006, when avian influenza outbreaks around the world caused us to redirect commodity-type products from our export markets to the domestic market. The decrease in sales volumes in 2007 was partially offset by an increase in average selling prices of 43.7% to R$3.75 from R$2.61.

Pork and beef - Domestic net sales of pork and beef cuts decreased 7.1% to R$52.6 million from 56.6 million in 2006, primarily because of a 25.1% decrease in sales volumes, partially offset by a 23.7% increase in average selling prices. The decrease in sales volumes was mainly due to our decision to increase production of processed food products for our export markets to meet the higher demand for these products in those markets.

Milk - Domestic net sales of milk increased 86.7% to R$188.6 million from R$101.0 million in 2006, mainly because we commenced selling milk only beginning June 2006, following an acquisition of control of Batávia. In addition, the average selling prices of milk also increased in the period.

Processed foods - Domestic sales of processed foods increased 25.1% to R$2,849.1 million in 2007 from R$2,276.7 million in 2006, primarily due to a 22.3% increase in sales volumes of meat-based processed foods, dairy-processed products, margarine and others, the highlight being increased sales of frozen and specialty products together with specialty poultry. We believe an increase in the real income of Brazilians on a per capita basis has contributed to a rise in domestic food consumption. In addition, we acquired the Doriana, Delicata and

Claybon brands for margarine products from Unilever in August 2007, we entered into a joint venture with Unilever to manage Becel and Becel ProActiv branded margarine products in Brazil, and we consolidated the results of operations of Batávia’s dairy products for all of 2007 compared to only seven months in 2006, all of which contributed to our net sales in 2007.

Export Markets

Export net sales reached R$3,151.0 million from R$2,416.7 million, an increase of 30.4%, mainly because of growth in sales volumes and average selling prices, despite the impact of the real’s appreciation of more than 17% against the U.S. dollar, and driven by improvements in demand for protein and the competitive advantages of Brazilian production costs.

Average selling prices have risen gradually, recording an increase of 24.8% in 2007 in U.S. dollar FOB terms compared with 2006. Average selling prices in the fourth quarter of 2007 grew 7.3% compared to the third quarter of 2007, while they increased 29.0% compared with the same quarter in 2006. The average price in Reais for the year was 9.8% more against higher average costs of 5.3%. In the fourth quarter, average selling prices rose 5.2%, compared to an average cost increase of 8.7%, reflecting the appreciation of the real in relation to foreign exchange rates for exports and the impact of the rise in grain prices on overseas commodity sales, the end result being pressure on our margins.

The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the export market.

Export Markets

	Net Sales			Sales Volumes			Average Selling Prices
	2007	2006	Change	2007	2006	Change	2007	2006	Change
	(in millions of Reais)		(%)	(thousand tons)		(%)	(in Reais per kg)		(%)
Poultry	1,858.2	1,326.7	40.1	555.2	457.4	21.4	3.35	2.90	15.5
Pork and beef	528.4	568.4	(7.0)	120.4	125.8	(4.3)	4.39	4.52	(2.9)
Processed foods	764.4	521.6	46.5	150.6	113.2	33.0	5.08	4.61	10.2
Total	3,151.0	2,416.7	30.4	826.2	696.4	18.6	3.81	3.47	9.8

Poultry - Export net sales of poultry products increased 40.1% to R$1,858.2 million against R$1,326.7 million in 2006. We exported a total of 555.2 thousands of tons of poultry in 2007, an increase of 21.4% compared with the same period of 2006, with average prices in Reais 15.5% higher, reflecting the gradual return to previous levels of sales in our export markets after a significant decrease in exports in the first half of 2006 caused by concerns about avian influenza.

Pork and beef - Export net sales of pork and beef products decreased 7%, with a decrease of 4.3% in pork and beef sales volumes and 2.9% in average selling prices, mainly because of the Russian ban on imports of Brazilian pork products, except from the State of Rio Grande do Sul and, since October 2007, from the State of Goias, where we have plants to serve the Russian market. In the case of the beef market, we replaced third-party production with our own production by acquiring a processing unit at Mirassol D’Oeste in the State of Mato Grosso, with an initial slaughtering capacity of 500 heads per day. The slaughtering rate at this plant has since increased to 2,000 heads per day.

Processed foods - Export net sales of processed foods increased 46.5% in 2007, primarily due to a 33.0% increase in sales volumes, reflecting the strategy of growing this business in the overseas market, and also due to a 10.2% of increase in average selling prices compared to 2006. We have focused on selling higher-added value products to our export markets, especially in Europe.

We reported the following performance in our primary overseas markets:

Europe - A recovery in consumption associated with a global increase in corn prices, combined with a reduction in investments by local producers were critical in pushing prices higher, reflecting growth in export volumes of 18.9% and in revenues of 35.2% for the year. Trade quotas established by the European Union permitting lower import tariffs on Brazilian imports - salted breast of chicken, turkey breast, and prepared and processed chicken - came into effect in July 2007.

Middle East - The increase of 21.6% in volumes and 40.8% in revenues reflected the improvement in prices and demand in this market.

Far East - Sales volumes were 20.5% up with revenues 28% higher reflecting solid performance in the Asian markets. The exception was the situation prevailing in China with reports of blue ear disease outbreaks in hogs and cases of avian influenza in the duck population in southern China. This has reflected in some instability in the Hong Kong market.

Eurasia - Sales volumes increased 16.2%, and net sales from exports increased 16%. We were able to report only modest performance improvements in this market due to the Russian trade ban on Brazilian pork exports, the only exception being made for exports from the State of Rio Grande do Sul. Until September, Ukraine also placed restrictions on hog imports for the pork meat industry, for which lower import duties apply.

Africa, the Americas and Other Countries - These markets reported growth of 10.4% in sales volumes and 19.8% in net sales from export, although the speed with which costs increased, especially at the end of the year, prevented these from being fully passed on to selling prices. There was solid demand in the African market, and the resumption of business with Venezuela helped support overall growth in these markets.

Cost of Sales

Cost of sales increased 23.1% from R$3,865.7 million to R$4,760.1 million. The lower growth in cost of sales compared with net sales performance for the year was instrumental in the 240-basis-point gain in gross margin - achieved largely due to the acquisition of new businesses, the monitoring of production costs and to productivity gains in our existing business. This was achieved in spite of lower net sales from exports in the face of the appreciation of the real.

The prices of the leading raw materials rose sharply on the Chicago Board of Trade, soybeans increasing by 42.4% and corn by 56.4%. This had a knock-on effect on prices in Brazil, with soybean and corn prices growing on average 16% and 26.4%, respectively. Raw material costs thus came under pressure, especially in the final quarter of the year. These costs have significantly impacted the commodity-type products we sell, albeit partially offset by the incorporation of our new activities in dairy-processed products and beef in addition to a portfolio with a higher proportion of higher value-added processed products. The cost of milk collection also experienced an upward spiral, prices having grown by 25.7% in 2007 and 19.1% in the last quarter, primarily due to tighter inventory and an increase in production costs worldwide. As a result, cost of sales rose 23.1% in 2007 and 21.9% in the final quarter of that year.

Gross Profit and Gross Margin

The gross margin widened from 25.8% to 28.2% for the year, representing growth of 39.4% in gross profit in 2007 to R$1,873.3 million from R$1,344.1 million, a result of the performance reported in both the domestic and export markets, as well as recently consolidated businesses, particularly dairy-processed products and margarines.

Operating Expenses

Operating expenses also contributed to our annual performance, posting an increase of 150 basis points, a reflection of the capture of synergies from the new businesses. With an absolute growth of 18.8% during the year, operating expenses were equivalent to 20.7% of net sales for the year compared to 22.1% for 2006, totaling R$1,369.4 million against R$1,152.7 million in 2006.

The contribution margin generated by our new businesses helped reduce commercial expenses for the year from 20.6% to 19.3% of net sales, recording a nominal increase of 19.4%. This was achieved despite greater freight and distribution costs, including the effects of agricultural inspectors’ strikes and investments in marketing, especially a new advertising campaigns for the Perdigão and Batavo brands. The partial outsourcing of distribution to a logistics operator and distribution to more remote areas also increased commercial overhead. In the final quarter, commercial expenses amounted to 19.3% of net sales compared to 20.6% for the same period a year earlier, considering the new advertising campaign for the Perdigão and Batavo brands released in the fourth quarter of 2007.

The growth in business was also reflected in administrative and management compensation expenses and management compensation, which were proportionally reduced in relation to net sales, declining from 1.6% to 1.4% for the year - a nominal increase of 10.4%.

Operating Income

We reported operating income before financial expenses of R$503.9 million in 2007, a 163.3% increase compared to 2006. Our operating margin was 7.6%, compared to 3.7% for the same period in 2006, when adverse factors surrounding the avian influenza outbreaks were affecting the poultry industry worldwide.

Financial Expenses

We recorded a decline in financial expenses of 18.5% as a result of changes in the management of foreign exchange exposure in the light of export volumes and an increase in cash investments. This allowed us to manage our financial position to support our investment and working capital requirements, also incorporating the disbursements for the acquisitions announced during the year in our cash flow.

In the final quarter of 2007, we recorded a 4% increase in financial expenses. This was largely due to financial expenses of R$29.8 million arising from the placement, underwriting, fees and other expenditures with respect to a primary offering of shares in December 2007. The offering resulted in an additional R$900.0 million in funding, allocated principally to settle the 46% cash portion of the Eleva acquisition.

Strong cash generation from business activities and the additional resources raised through the primary offerings at the end of both 2006 and 2007 provided capital outlays necessary for capital expenditure requirements and the acquisition of the new businesses. We were thus able to reduce our net debt by 32.3% during the year from R$633.5 million to R$428.9 million.

Income Tax and Social Contribution

Income tax and social contribution expense was R$32.1 million in 2007, compared to a income tax and social contribution credit of R$61.6 million in 2006, mainly due to the increase in income before taxes and profit sharing, which totaled R$383.8 million in 2007, compared with R$74.3 million in 2006. In addition, in 2007 our subsidiary Batávia entirely reversed its valuation allowance of R$26.1 million (for deferred tax assets relating to tax losses accumulated through 2004) due to the completion of the Batávia acquisition. In 2006, we also recorded the income and social contribution tax benefits relating to the “Summer Plan” (Plano Verão) in the amount of R$33.4 million.

Net Income

Net income increased 173.9% to R$321.3 million in 2007 compared to R$117.3 million in 2006, with our net margin rising to 4.8%, compared to 2.3% in 2006. These improved results can be ascribed to solid domestic and export market performance, our management of costs and expenses, and diversification of our product lines.

In the final quarter of 2007, we reported a 12.7% decrease in net income due to cost pressures. These impacted the businesses faster than we were able to pass them on to the consumer. The quarter was also affected by the effects of foreign exchange variations on export net sales when translated into Reais.

Item 10.3. items a. b. e c.

In the fiscal year no additions or divestments were made in the operational segments, although Sadia sold its 60% stake in the Investeast Ltda. joint venture, the sole owner of Concórdia Ltd. (Rússia), to the other partner, Fomanto Investments Ltd., as approved in Sadia’s extraordinary general shareholders meeting held on August 18 2009. The sale was worth US$77.5 million, of which US$37.5 million has already been received. The remaining US$40.0 million is payable plus interest of 15% p.a., in two equal installments of US$20.0 million in April and October 2010, having as guarantee a pledge on the shares until settlement of the two payments. This divestment represented a pre-tax gain of R$60.5 million, recognized under the ‘other operational expenses’ item.

During fiscal year 2009, BRF entered into an association agreement with Sadia S.A.. On July 8 2009, at an extraordinary general meeting, the shareholders of BRF approved the merger of all 226,395,405 shares issued by HFF Participações S.A. (the former controlling company of Sadia) on the basis of their economic value in the amount of R$1.4 billion, at the exchange ratio of 37,637,557 new common, nominative, book entry shares with no par value, issued by BRF at the issue price of R$39.40 (thirty-nine Reais forty centavos) per share. On August 18 2009, at the extraordinary general meeting of the Company, approval was given for the merger of Sadia’s common and preferred shares, with the exception of those held indirectly by the Company itself, through conveyance of 25,904,595 common and 420,650,712 preferred shares issued by Sadia on the basis of the economic value of the said shares, in the amount of R$2,335.484, and the issue of 59,390,963 new common, nominative, book entry shares with no par value, at the price of R$39.32 (thirty-nine Reais thirty-two centavos) per share. As of this date, Sadia become the wholly owned subsidiary of the Company.

Item 10.4. items a. b. e c.

There were no significant changes in accounting practices during the fiscal year and for this reason there are no notable effects arising from any such changes to be notified.

The auditors did not qualify their report, merely emphasizing below:

As mentioned in Explanatory Note 1b on July 8 2009, the Company became the controlling company of Sadia S.A. This operation is pending examination by the Administrative Council for Economic Defense (“CADE”) and has involved the signing of a Transaction Reversibility Preservation Agreement (“APRO”) to ensure the reversibility of the operation until the final decision is announced by the Brazilian anti-trust authority.

Item 10.5.

All the policies, provisions, contingencies and necessary and relevant recognitions are incorporated in the Financial Statements and Explanatory Notes for the Fiscal Years 2009, 2008 and 2007 published by the Company

Item 10.6. items a e b.

In our opinion the Company’s internal controls are adequate to mitigate the risks that may affect the financial statements (integrity, validity, cutoff, registration, presentation), although up to the present time we have not received a report on our internal controls from our independent auditors. It is expected that this report will be sent to Management on March 15 2009.

Item 10.7. a

The purpose of the net resources raised through the Global Offering of 2007 was the payment of the acquisition of Empresa Eleva Alimentos, effected in the first quarter of 2008.

The net resources from the Global Offering of 2009 were essentially allocated for paying down debt, principally that of Sadia. Even if the Association is not approved by the competent bodies according to the terms intended, we are using the net funds obtained from the Global Offering to liquidate Sadia’s debts with financial institutions, pursuant to the APRO signed on July 7 2009. We have the option of transferring net funds obtained from the Global Offering to Sadia through an advance for a future increase in capital, an increase in its capital stock, the granting of a loan, with or without securities representative of debt, among others. We are also liquidating higher cost short-term debt held in the name of Brasil Foods (Perdigão).

Item 10.7.  b and c — Not applicable.

Item 10.8. a and b. and 10.9.

All the operations which could be construed as off-balance sheet were suitably disclosed in the Financial Statements, among others: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already published.

Item 10.10.

In order to facilitate a better understanding, we have consolidated the pro-forma information for investments in BRF and Sadia since January 1 2008. In this context, total investment in capital expenditures was R$ 1.2 billion during the year taking into account R$ 368 million allocated to replenish poultry/hog breeder stock.

Expenditure was directed more especially to two of Sadia’s new industrial projects in Lucas do Rio Verde (MT), Vitória de Santo Antão (PE) — both of them industrial units for meat processing and already at the preoperational phase. In addition, investments were made in the Mineiros (GO) units — specialty poultry, and in the new dairy product units in Bom Conselho (PE) and Três de Maio (RS).

In the first quarter, we concluded the consolidation of the SAP information technology system involving operations resulting from the acquisition of Eleva (meats and dairy products), the objective being the capture of synergies through the integration of processes.

As a further measure for optimizing processes to reduce the costs of the dairy product business, the Company reallocated production from Cotochés in Rio Casca (MG) and Elegê in Ivoti (RS) to other dairy production units with consequent operational improvement but without sacrificing output.

Additionally, meat production was transferred from the Cavalhada unit in the greater Porto Alegre (RS) area to the neighboring unit of Lajeado (RS) where investments were made in expanding productive capacity and in the modernization of installations. This decision will enhance the value added content in the product mix and improve industrial processes and production costs. It will also be instrumental in socio-environmental preservation since the Cavalhada unit was located in a major economic center.

Investments made in the last three years:

	2007 (1)	2008 (1)	2009(2)
(in million R$)
Expansion of production units	164,3	250,5	549,1
Acquisition of production units	347,6	96,4	—
Bom Conselho/ Três de Maio	—	84,6	98,7
Araguaia — Mineiros — GO	85,7	6,4	—
Lucas do Rio Verde-GO / Vitória de Sto. A	—	—	129,3
Eleva	—	1.679,2	—
New Projects	259,8	286,9	25,7
Total Investments	857,4	2.404,1	802,8

(1)       Considering BRF’s investments. (2) Considering the consolidated investments of both BRF and Sadia since January 1 2009.

Item 10.11. Not applicable

INFORMATION OF REVIEWERS

Attachment 21, according to CVM Instruction nº 481

1. KPMG Independent Auditors;

2. Company Audit is recognized in the market, being one of the leading worldwide;

3. Proposed work and pay the evaluators recommended.

4. Company KPMG is independent and acts as independent auditors of the BRF -  Brasil Foods S.A.